AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION VIA EDGAR ON SEPTEMBER 18,
                                      1996


                                                      REGISTRATION NO. 333-07501
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------


                                AMENDMENT NO. 5

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ---------------------

                             RMH TELESERVICES, INC.
             (Exact name of registrant as specified in its charter)

         PENNSYLVANIA                       7389                        23-2250564
(State or other jurisdiction of  (Primary Standard Industrial        (I.R.S. Employer
incorporation or organization)   Classification Code Number)        Identification No.)

             40 MORRIS AVENUE, BRYN MAWR, PA 19010, (610) 520-5300
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                               RAYMOND J. HANSELL
                            CHIEF EXECUTIVE OFFICER
                             RMH TELESERVICES, INC.
                                40 MORRIS AVENUE
                              BRYN MAWR, PA 19010
                                 (610) 520-5300
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                             ---------------------

                                    COPY TO:

         HERBERT HENRYSON II, ESQUIRE                   BARRY M. ABELSON, ESQUIRE
          JASON M. SHARGEL, ESQUIRE                     ROBERT A. FRIEDEL, ESQUIRE
     WOLF, BLOCK, SCHORR AND SOLIS-COHEN                PEPPER, HAMILTON & SCHEETZ
        TWELFTH FLOOR PACKARD BUILDING                    3000 TWO LOGAN SQUARE
     S.E. CORNER 15TH & CHESTNUT STREETS                   18TH & ARCH STREETS
            PHILADELPHIA, PA 19102                        PHILADELPHIA, PA 19103
                (215) 977-2000                                (215) 981-4000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As promptly as practicable after the effective date of this Registration Statement.

     If the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
- ------------------------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
- ------------------------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                SUBJECT TO COMPLETION, DATED SEPTEMBER 18, 1996


PROSPECTUS

                                2,800,000 SHARES

                                      LOGO

                             RMH TELESERVICES, INC.
                                   COMMON STOCK
                               ------------------

     All of the shares of Common Stock being offered hereby are being sold by RMH Teleservices, Inc. (the "Company"). Of the net proceeds from the sale of the Common Stock by the Company, approximately $12.7 million will be paid to officers, directors and shareholders of the Company and approximately $11.2 million will be used to repay debt incurred in May 1996 to redeem Common Stock. See "Use of Proceeds" and "Certain Transactions -- Recapitalization."

     Prior to this offering, there has not been a public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $11.50 and $13.50 per share. See "Underwriting" for information relating to the factors considered in determining the initial public offering price. The Common Stock has been approved for listing on The Nasdaq Stock Market's National Market under the symbol "RMHT."
                               ------------------

     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
      IS A CRIMINAL OFFENSE.

- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------
                                                           UNDERWRITING
                                        PRICE TO           DISCOUNTS AND         PROCEEDS TO
                                         PUBLIC           COMMISSIONS(1)         COMPANY(2)
- -------------------------------------------------------------------------------------------------
Per Share                                   $                    $                    $
- -------------------------------------------------------------------------------------------------
Total(3)                                    $                    $                    $
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

  (1) For information regarding indemnification of the Underwriters, see "Underwriting."

  (2) Before deducting expenses estimated at $900,000 payable by the Company.

  (3) The Company has granted the Underwriters a 30-day option to purchase up to 420,000 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to
     Company will be $        , $        and $        , respectively.

                               ------------------

     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about
            , 1996, at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.
                               ------------------
SMITH BARNEY INC.                                              HAMBRECHT & QUIST
            , 1996

[The pictures to be inserted are a collage of three photographs. The first photograph depicts a training class for telemarketing sales representatives. The second photograph is a picture of selected components of the Company's systems and technology including a call processor and file server. The third photograph is of a call center operation.]

                             ---------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. As used in this Prospectus, references to a fiscal year are to the Company's fiscal year ended September 30 of such year.

                                  THE COMPANY


     RMH Teleservices, Inc. (the "Company") is a leading provider of outbound teleservices to major corporations in the insurance and financial services industries. The Company distinguishes itself through its high quality service and disciplined management approach which has led to long-term client relationships and sustained profitable growth. The Company originated relationships with Mass Marketing Insurance Group ("MMIG"), J.C. Penney Life Insurance Company ("J.C. Penney"), AT&T/Universal Card Services ("AT&T") and Advanta Corp. ("Advanta") over five years ago. The Company's revenue and operating income, all of which has been generated internally, have increased 148% and 252%, respectively, over the last two years. The Company's revenue and operating income in fiscal 1995 were $25.5 million and $2.0 million, respectively, reflecting increases of 49% and 149% when compared to fiscal 1994. The Company's revenue and operating income in fiscal 1994 increased 66% and 41%, respectively, when compared to fiscal 1993. As a result of the payment of special bonuses, interest expense on the Founders' Note (as defined in "Certain Transactions -- Recapitalization") and an extraordinary charge, a net loss is expected for fiscal 1996.


     The Company, which has established inbound as well as outbound call center capabilities, recently began to capitalize on the increased demand for call center services by the telecommunications industry. The Company opened its eighth call center in April 1996 and currently operates 744 workstations. The Company intends to add a total of 48 additional workstations in three existing call centers and open a new call center with 80 workstations by the end of calendar 1996, for a total of 872 workstations. As of June 30, 1996, the Company employed 1,484 people, 184 of whom are licensed to sell insurance in a total of 41 states.

     According to Direct Marketing Magazine, the teleservices industry has grown from $34 billion in 1984 to approximately $77 billion in 1994, of which only a small percentage is currently being outsourced to independent providers. The rapid growth of the industry is primarily due to the increased cost-effectiveness of personalized teleservices programs over traditional marketing channels. Growth in the market for outsourced call center services is accelerating as large corporations focus on their core competencies and turn to independent providers with the industry expertise, sophisticated technology and resources to service their long-term needs efficiently. The Company believes that the demand for call center services will continue to increase in its core markets and will expand to include new industries and broader applications.

     The Company's objective is to become the leading national provider of outsourced teleservices. The Company intends to pursue this objective through the following operating and growth strategies.

     OPERATING STRATEGY. The Company selectively develops client relationships and concentrates on improving productivity through the following operating strategies:

     - Proactive Account Management. The Company focuses on developing long-term relationships with its clients and strengthening those relationships through its account management. As a result of taking this partnering approach, the Company believes that it is better able to improve service quality, predict revenues and maximize utilization of its facilities, equipment and personnel.

     - Innovative Human Resource Management. By hiring qualified applicants, training them effectively and providing an innovative compensation package that includes health insurance to qualifying full-time employees, the Company believes that it is able to increase employee retention, reduce recruiting and training expenditures and improve productivity.

     - Strategic Investments in Technology. The Company invests in proven state-of-the-art technologies and develops proprietary software to enhance efficiency and provide high quality services.

     - Systematic Call Center Site Selection. The Company takes a systematic approach to selecting call center locations to minimize operating costs and provide access to a quality labor force. To facilitate the management of each call center and to generate operational efficiencies, the Company's strategy is to locate its call centers in geographic clusters.

     GROWTH STRATEGY. The Company seeks to capitalize on its operational strengths to participate in the growth of the teleservices industry and the accelerating trend towards outsourcing among large corporations. The Company's growth strategy includes the following key elements:

     - Deploy a National Account Sales Team. In fiscal 1996, the Company initiated a national account sales program to focus its direct sales efforts on developing long-term relationships with the leading users of teleservices in targeted industries.

     - Expand Client Relationships in Core Industries. As a recognized provider of high quality services to the insurance and financial services industries, the Company seeks to expand its business with existing clients and to establish new relationships in these industries.

     - Increase Penetration of the Telecommunications Industry. The Company is targeting its sales efforts on the telecommunications industry to capitalize on that industry's rapid increase in demand for teleservices. The Company recently completed several programs for a major telecommunications client.

     - Expand Inbound Teleservices. In response to the increased demand for inbound teleservices and requests from existing clients, the Company intends to increase its inbound service offerings. The Company has developed an inbound customer service program for Blue Cross/Blue Shield of Florida for which it won the Gold Cup Award from Telemarketing Magazine in October 1995.

     - Expand Business-to-Business Teleservices. The Company is pursuing the growing opportunities for the development of long-term relationships and large-scale campaigns in the business-to-business segment.

     - Selectively Pursue Strategic Acquisitions. The Company intends to explore possible acquisitions of companies with demonstrated competencies and existing client relationships in areas of strategic interest to the Company.

     The Company was founded in 1983 by Raymond J. Hansell, Vice Chairman and Chief Executive Officer, and MarySue Lucci, Director, President and Chief Operating Officer (the "Founders"). In May 1996, the Company completed a leveraged recapitalization (the "Recapitalization") pursuant to which Advanta Partners LP ("Advanta Partners"), a venture capital affiliate of Advanta, became the largest equity holder of the Company. The Company completed the Recapitalization to permit Advanta Partners to invest substantial financial and other resources in the Company and to permit the Founders to realize a portion of the economic value of their initial investment in the Company. In connection with the Recapitalization (i) the Company redeemed 8,500,000 shares of Common Stock held by the Founders, (ii) Advanta Partners purchased 1,594,112 shares of Class A Common Stock, 1,279,573 shares of Class B Common Stock and 6,226,316 shares of the Company's Series B Preferred Stock (the "Series B Preferred Stock"), (iii) Glengar International Investments Limited ("Glengar") purchased 126,315 shares of Class A Common Stock and 273,684 shares of Series B Preferred Stock and (iv) the Company borrowed $11.2 million under a credit facility entered into with a bank. See "Certain Transactions -- Recapitalization." The Company is a Pennsylvania corporation and its principal business office is located at 40 Morris Avenue, Bryn Mawr, Pennsylvania 19010. Its telephone number is (610) 520-5300.

                                  THE OFFERING

Common Stock offered by the
Company..........................    2,800,000 shares

Common Stock to be outstanding
after this offering..............    7,700,000 shares(1)

Use of Proceeds..................    To repay indebtedness incurred in
                                     connection with the
                                     Recapitalization; to redeem the Company's
                                     Series B Preferred Stock; to pay bonuses to the Founders pursuant to their employment agreements; and for working capital and other general corporate purposes, including possible future acquisitions.

Proposed Nasdaq National Market
symbol...........................    RMHT
- ---------------

(1) Does not include 325,000 shares issuable upon exercise of stock options to be granted prior to the completion of this offering at the initial public offering price or 142,105 shares issuable upon exercise of an outstanding warrant at $.01 per share.

                             SUMMARY FINANCIAL DATA

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                              NINE MONTHS ENDED
                                                        YEAR ENDED SEPTEMBER 30,                  JUNE 30,
                                              ---------------------------------------------   -----------------
                                               1991     1992     1993      1994      1995      1995      1996
                                              ------   ------   -------   -------   -------   -------   -------
STATEMENT OF OPERATIONS DATA:
  Revenues..................................  $6,217   $6,988   $10,292   $17,105   $25,545   $18,447   $23,562
  Operating income(1).......................     426      371       574       812     2,023     1,726     2,430
  Income before income taxes................     297      246       437       642     1,762     1,544     2,055
  Net income................................     297      246       437       602     1,741     1,525     1,664
  Pro forma net income(2)...................                                          1,048               1,136
  Pro forma net income per share(2).........                                        $  0.23             $  0.24
  Shares used in computing pro forma net
    income per share(2).....................                                          4,642               4,642
  Supplemental pro forma net income per
    share(2)................................                                        $  0.18             $  0.22
  Shares used in computing supplemental pro
    forma net income per share(2)...........                                          6,682               6,682
OPERATING DATA (AT END OF PERIOD):
  Number of call centers....................       2        2         4         5         6         6         8
  Number of workstations....................     184      200       328       392       472       456       744

                                                                                      JUNE 30, 1996
                                                                                -------------------------
                                                                                 ACTUAL    AS ADJUSTED(3)
                                                                                --------   --------------
BALANCE SHEET DATA:
  Working capital.............................................................  $    820      $  7,070
  Total assets................................................................    10,907        17,982
  Long-term debt and capitalized lease obligations, less
    current maturities........................................................    12,470             8
  Founders' note..............................................................     2,036            --
  Redeemable Preferred and Common Stock and warrant...........................     7,654            --
  Shareholders' equity (deficit)..............................................   (16,640)       14,550

- ---------------
(1) Operating income reflects Founders' compensation of $370,000, $308,000, $386,000, $660,000, and $766,000 for fiscal 1991, fiscal 1992, fiscal 1993, fiscal 1994 and fiscal 1995, respectively, and $554,000 and $512,000 for the nine months ended June 30, 1995 and 1996, respectively. Pursuant to employment contracts entered into in May 1996 in connection with the Recapitalization, Founders' compensation is fixed at a combined base amount of $400,000 per year for three years (subject to annual adjustment based on the inflation rate), plus a discretionary bonus which is not expected to exceed 20% of base compensation.
(2) The Company operated as an S Corporation for income tax purposes since April 1, 1990 and terminated such status in connection with the Recapitalization. See "Certain Transactions -- Recapitalization" and Note 2 of Notes to Financial Statements for information concerning the computation of pro forma net income and pro forma and supplemental pro forma net income per share.
(3) Adjusted to give effect to the exchange of Common Stock for the Founders' Note (as defined under "Certain Transactions -- Recapitalization") and the Company's Series A Preferred Stock, the elimination of the mandatory redemption provision of the Redeemable Common Stock and warrant and the sale by the Company of the 2,800,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $12.50 per share) and the application of the estimated net proceeds therefrom as set forth in "Use of Proceeds."

     Except as otherwise indicated, all information in this Prospectus reflects the following transactions which will occur on or before the completion of this offering: (i) the issuance of 80,000 shares of Common Stock in exchange for all outstanding shares of the Company's Series A Preferred Stock (the "Series A Preferred Stock"); (ii) the issuance of 320,000 shares of Common Stock in exchange for the Founders' Note; and (iii) the issuance of 1,279,573 shares of Common Stock upon conversion of all outstanding shares of Class B Common Stock. See "Certain Transactions" and "Description of Capital Stock." The information in this Prospectus assumes that this offering is consummated at an initial public offering price of $12.50 per share. In addition, except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option, an outstanding warrant to purchase 142,105 shares of Common Stock or stock options to be granted prior to the completion of this offering to purchase 325,000 shares of Common Stock. See
"Management -- 1996 Stock Incentive Plan," "Description of Capital Stock" and "Underwriting."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following matters should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.


CERTAIN CHARGES; EXPECTED LOSS IN QUARTER ENDING SEPTEMBER 30, 1996 AND FISCAL 1996



     As a result of the payment of the special bonuses to the Founders in the aggregate amount of $6.0 million, interest expense on the Founders' Note of approximately $1.2 million and an extraordinary charge of approximately $1.0 million resulting from the early extinguishment of bank indebtedness, the Company expects to incur certain pre-tax charges of approximately $8.2 million for the quarter in which this offering is completed. These charges are expected to result in a net loss for that quarter and for fiscal 1996. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Transactions" and Note 11 of Notes to Financial Statements.


BENEFITS TO FOUNDERS, ADVANTA PARTNERS AND GLENGAR

     In connection with this offering, certain officers, directors and shareholders of the Company will receive substantial benefits. The Founders will receive one-time bonuses of $3.0 million each pursuant to their employment agreements with the Company. In addition, the Company intends to use a portion of the proceeds of this offering to redeem all of the Company's outstanding Series B Preferred Stock for an aggregate of $6.5 million (which is equal to the amount paid for the Series B Preferred Stock in May 1996 pursuant to the Recapitalization), plus accrued dividends, and to repay bank indebtedness. Advanta Partners owns 96% of the outstanding Series B Preferred Stock and the balance is owned by Glengar. The bank indebtedness is secured in part by a pledge of all of the outstanding capital stock of the Company held by the Founders, Advanta Partners and Glengar. The repayment of bank indebtedness will reduce these shareholders' exposure resulting from such pledge. See "Use of Proceeds," "Management," "Principal Shareholders" and "Certain Transactions."

CONTROL BY EXISTING SHAREHOLDERS


     Upon completion of this offering, the Founders, Advanta Partners and Glengar will own an aggregate of 60.8% of the outstanding Common Stock. Consequently, the Founders, Advanta Partners and Glengar will continue to be able to elect the Company's directors, to determine the outcome of corporate actions requiring shareholder approval (which can be obtained without a shareholders' meeting by written consent of holders of a majority of the Common Stock) and otherwise to control the business affairs of the Company. Of the current members of the Company's Board of Directors, Messrs. Brenner and Hollin are senior management personnel of Advanta Partners and Mr. Lubner is the nominee of Glengar. The Founders and Advanta Partners have entered into a voting agreement, effective upon the completion of this offering, pursuant to which Advanta Partners, on the one hand, and the Founders, on the other, agree to vote for two nominees of the other to the Company's Board of Directors. Each party's rights under such agreement terminate when such party's ownership of Common Stock becomes less than 25% of such ownership immediately after completion of this offering. See "Management" and "Principal Shareholders."


RELIANCE ON PRINCIPAL CLIENT RELATIONSHIPS

     Because a substantial portion of the Company's revenues is generated from a few key clients, the loss of all or a substantial portion of the business resulting from these clients could have a material adverse effect on the Company. MMIG, AT&T, J.C. Penney and Advanta accounted for 29.2%, 14.6%, 12.7% and 8.3% of the Company's revenues, respectively, for fiscal 1995 and accounted for 39.4%, 21.4%, 9.8% and 11.1% of the

Company's revenues, respectively, for the nine months ended June 30, 1996. In addition, First USA Inc. accounted for 18.8% of the Company's revenues for fiscal 1995. None of the Company's clients is contractually obligated to continue to use the Company's services, and there can be no assurance that such use will continue at historic levels or at all. All services provided to MMIG, AT&T and J.C. Penney are invoiced to J.C. Penney, as a result of which adverse developments with respect to J.C. Penney's creditworthiness could have a material adverse effect on the Company. See "Business -- The Company's Services." There is no assurance that other clients or potential clients of the Company will not reduce the level of business they otherwise would provide to the Company as a result of the recent purchase by Advanta Partners, which is a venture capital affiliate of Advanta, of an ownership interest in the Company pursuant to the Recapitalization. See "Principal Shareholders" and "Certain Transactions."

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company has experienced and expects to continue to experience fluctuations in quarterly results of operations. The Company's results of operations depend on numerous factors, including the timing of clients' telemarketing campaigns, the commencement and expiration of contracts, the Company's revenue mix, the timing and amount of new business generated by the Company, the timing of the opening of call centers or the expansion of existing centers, the timing of additional selling, general and administrative expenses and competitive conditions in the teleservices industry. As a result, the Company believes that period-to-period comparisons of results of operations are not necessarily meaningful and should not be relied upon as an indication of future results of operations. The Company's planned operating expenditures are based on revenue forecasts, and if revenues are below expectations in any given quarter, operating results are likely to be materially adversely affected. There can be no assurance that, in the future, the Company will experience revenue growth or be profitable on a quarterly or annual basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON CERTAIN INDUSTRIES

     The Company's success is dependent in large part on continued demand for the Company's services from businesses within the insurance and financial services industries, which accounted for 59.3% and 39.7%, respectively, of the Company's revenues for fiscal 1995 and 74.0% and 19.2%, respectively, of the Company's revenues for the nine months ended June 30, 1996. A trend in either of these industries to reduce or eliminate their use of teleservices could have a material adverse effect on the Company. See "Business -- The Company's Services."

CHALLENGES OF MANAGING GROWTH

     The Company has experienced rapid growth over the past several years and it anticipates continued future growth. The Company's continued rapid growth can be expected to place significant strain on the Company's management, operations, employees and resources. There can be no assurance that the Company will be able to maintain or accelerate its current growth, effectively manage its expanding operations or achieve planned growth on a timely or profitable basis. In addition, growth in the Company's business may result in geographic expansion that may make effective oversight of its call centers more difficult and expensive. There is no assurance that, as the Company seeks to expand its business by serving new industries, increasing its provision of business-to-business and inbound teleservices or acquiring other companies, it will be able to maintain its historical profit margins, which may be adversely affected by, among other factors, the pricing of such business and additional technological and other costs involved in servicing such business. In addition, there can be no assurance that the Company will successfully integrate any acquired business into the Company or that any acquired business will be profitable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON KEY PERSONNEL

     The Company relies on its executive officers and other key operations and technical personnel, particularly Raymond J. Hansell, the Company's Vice Chairman and Chief Executive Officer, and MarySue Lucci, the Company's President and Chief Operating Officer. Although the Company maintains key man life insurance policies on the lives of the Founders, the loss of the services of either of the Founders could have a material adverse effect on the Company. Furthermore, there can be no assurance that the Company will be able to retain its existing key personnel or recruit additional key personnel as needed. Although the Company has entered into employment contracts with the Founders that contain non-competition provisions and has entered into non-competition agreements with its sales force, the Company does not have non-competition agreements with its other executive officers and key personnel. See "Management."

DEPENDENCE ON LABOR FORCE

     By its nature, the teleservices industry is very labor intensive. Telemarketing sales representatives ("TSRs"), who make up the majority of the Company's workforce, generally receive modest hourly wages. The industry's labor force is characterized by a high turnover rate, which increases the Company's recruiting and training costs. Some of the Company's telemarketing activities, particularly insurance product sales and inbound customer service, require highly trained employees. The Company competes for qualified personnel with other teleservices firms and other businesses. An increase in hourly wages, costs of employee benefits or employment taxes could materially adversely affect the Company. While the Company believes that its compensation policies are attractive by industry standards, there can be no assurance that the Company will be able to continue to hire and retain a sufficient number of qualified personnel to support its anticipated growth. If the Company were unable to recruit and retain a sufficient number of qualified employees, its business could be materially adversely affected. See "Business -- The Company's Operations -- Personnel and Training."

RELIANCE ON AUTOMATED SYSTEMS; TECHNOLOGY RISKS

     The Company's business is highly dependent on its automated systems, including its proprietary telemarketing software, predictive dialing equipment, automated telemarketing workstations and telecommunications systems. The temporary or permanent loss of all or a portion of the operation of these systems, software and equipment, for any cause, could have a material adverse effect on the Company. In the future, the Company's ability to compete effectively against others in the teleservices industry is dependent upon its continuing to make substantial investments in advanced computer and telecommunications technology, including predictive dialers, automated call distributors and digital switches. The inability of equipment vendors to supply, on a timely basis, the systems on which the Company depends could have a material adverse effect on the Company. Moreover, the technologies upon which the Company is dependent are rapidly evolving and characterized by short product life cycles, which require the Company to anticipate and adapt to technological shifts. There can be no assurance that the Company will be successful in anticipating or adapting to technological changes or in selecting and developing new and enhanced technologies on a timely basis. See "Business -- Business Strategy" and "-- The Company's Operations -- Technology."

RELIANCE ON TELECOMMUNICATIONS SERVICES

     The Company's ability to offer its services at competitive rates is highly dependent upon the cost of long distance and local telephone service provided by various local and long distance telephone companies. Any change in the telecommunications market that would affect the Company's ability to obtain favorable rates on telephone calling services could have a material adverse effect on the Company. Moreover, any significant interruption in telephone service or developments that could limit the ability of telephone companies to provide the Company with increased capacity in the future could adversely affect the Company's existing operations and prospects for future growth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION WITHIN THE TELESERVICES INDUSTRY

     The teleservices industry is highly competitive. The Company competes with numerous independent teleservices providers, many of which are as large as or larger than the Company, as well as the in-house telemarketing operations of many of its clients or potential clients. Most businesses that are significant consumers of teleservices utilize more than one teleservices firm at a time and reallocate work among various firms from time to time. A significant amount of such work is contracted on an individual project basis, with the effect that the Company and other firms seeking such business are frequently required to compete with each other as individual projects are initiated. There can be no assurance that the Company will be able to compete effectively against its current competitors or that additional competitors, some of which may have greater resources than the Company, will not enter the industry and compete effectively against the Company. Furthermore, as competition in the industry increases, the Company may face increased pricing pressure. To the extent the Company is unable to compete successfully against its existing and future competitors, its business may be materially adversely affected. See
"Business -- Competition."

COMPETITION FROM OTHER INDUSTRIES; RISKS AFFECTING THE TELESERVICES INDUSTRY

     Providers of teleservices compete with providers of other marketing formats and, in particular, other forms of direct marketing activities, such as direct mail. In recent years, there have been significant advances in new forms of direct marketing, such as the development of interactive shopping and data collection through television, the Internet and other media. To the extent that new information technologies permit the development of new direct marketing techniques, they could have a material adverse effect on the demand for teleservices. In addition, the introduction of new telephone-based technologies could reduce the demand for certain of the Company's services. As the teleservices industry continues to grow, the effectiveness of teleservices as a direct marketing tool may decrease as a result of consumer saturation and increased consumer resistance to telemarketing generally. See
"Business -- Industry Overview."

GOVERNMENT REGULATION

     The telemarketing industry has become subject to an increasing amount of federal and state regulation in the past five years. The Federal Telephone Consumer Protection Act of 1991 (the "TCPA") and Federal Communications Commission ("FCC") regulations limit the hours during which teleservices providers may call consumers and prohibit the use of automated telephone dialing equipment to call certain telephone numbers. The TCPA creates a right of action for both consumers and state attorneys general. The Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 (the "TCFAPA") and Federal Trade Commission ("FTC") regulations prohibit deceptive, unfair or abusive practices in telemarketing sales. Both the FTC and state attorneys general have authority to prosecute telemarketing activities that constitute "unfair or deceptive acts or practices." Additionally, some states have enacted laws and others are considering enacting laws targeted directly at telemarketing practices. Most of these statutes allow a private right of action for the recovery of damages or provide for enforcement by state agencies permitting the recovery of significant civil or criminal penalties, costs and attorneys' fees. There can be no assurance that any such laws, if enacted, will not adversely affect or limit the Company's current or future operations. Several of the industries served by the Company, particularly the insurance and financial services industries, are subject to government regulation. Although compliance with these regulations is generally the responsibility of the Company's clients, the Company could be subject to a variety of enforcement or private actions for its failure or the failure of its clients to comply with such regulations. The Company and its employees who sell insurance products are required to be licensed by various state insurance commissions for the particular type of insurance product to be sold and participate in regular continuing education programs, which currently are provided by the Company. The Company's participation in such insurance programs requires the Company to comply with certain state regulations, changes in which could materially increase the Company's operating costs associated with complying with such regulations. In the financial services industry, the Company is subject to various federal regulations governing the use of information disclosed by credit card holders. See "Business -- Government Regulation."

NO PRIOR PUBLIC MARKET; POTENTIAL VOLATILITY

     Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained after this offering. The initial public offering price will be determined through negotiation between the Company and the Representatives of the Underwriters and may bear no relationship to the price at which the Common Stock will trade after this offering. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The market price of the Common Stock may be volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of new services by the Company or its competitors, developments with respect to conditions and trends in the call center services industry or in the industries served by the Company, governmental regulation, general market conditions and other factors, many of which are beyond the Company's control. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have adversely affected the market prices of securities of companies irrespective of such companies' operating performances.

SHARES ELIGIBLE FOR FUTURE SALE


     Sales of substantial amounts of the Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. Upon the completion of this offering, 7,700,000 shares of Common Stock will be outstanding. Of these shares, the 2,800,000 shares of Common Stock sold in this offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 4,900,000 shares of Common Stock outstanding as of the date of this Prospectus are "restricted securities" as defined by Rule 144 under the Securities Act ("Rule 144"). Of these, the 1,500,000 shares held by the Founders would be able to be sold in accordance with the provisions of Rule 144 beginning 90 days from the date of this Prospectus. The Founders have agreed that prior to September 1998 they will not sell or otherwise dispose of in an unregistered transaction any of the 400,000 shares of Common Stock they will receive upon the exchange and conversion of the Series A Preferred Stock and the Founders' Note. See "Certain Transactions -- Recapitalization." The balance of the restricted securities cannot be sold in accordance with the provisions of Rule 144 until May 1998 at the earliest unless registered pursuant to the Securities Act.


     Upon the completion of this offering, there will be 325,000 shares of Common Stock issuable upon exercise of options under the 1996 Stock Incentive Plan and 142,105 shares of Common Stock issuable upon exercise of an outstanding warrant. The Company intends to file a registration statement on Form S-8 covering the shares of Common Stock issuable upon exercise of options within one year from the date of this Prospectus. The shares registered under such registration statement will be available for resale in the open market upon the exercise of options, subject to Rule 144 volume limitations applicable to affiliates. The holder of the Company's outstanding warrant has the right to have the shares issuable upon exercise thereof included in future registration statements filed by the Company, subject to specified limitations.


     The Company and its directors, executive officers and existing securityholders have agreed that, for a period of 180 days after the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for any shares of Common Stock except, in the case of the Company and Advanta Partners, in certain limited circumstances.


AUTHORIZATION OF PREFERRED STOCK; ANTI-TAKEOVER PROTECTIONS

     The Company's Articles of Incorporation, as amended (the "Articles"), authorize the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock (including those of the purchasers in this offering). Holders of the Common Stock will have no preemptive rights to subscribe for a pro rata portion of any capital stock which may be issued by the Company. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although the Company has no present intention to issue any shares of its preferred stock, there can be no assurance that the Company will not do so in the future. See "Description of Capital Stock." Furthermore, the Company is subject to certain anti-takeover provisions of the Pennsylvania Business Corporation Law of 1988, as amended. The existence of these provisions, as well as the Company's classified Board of Directors and the control of the Company by the Founders, Advanta Partners and Glengar, would be expected to have an anti-takeover effect, including possibly discouraging takeover attempts that might result in a premium over the market price for the shares of Common Stock. See "Management," "Principal Shareholders" and "Description of Capital Stock -- Certain Provisions that May Have an Anti-Takeover Effect."

DILUTION

     The initial public offering price is substantially higher than the net tangible book value (deficit) per share of the Common Stock. Purchasers of shares of Common Stock in this offering will, therefore, suffer immediate and substantial dilution of $11.14 (assuming an initial public offering price of $12.50 per share) in the net tangible book value per share of Common Stock. To the extent that the currently outstanding warrant to purchase shares of the Common Stock is exercised, investors will experience further dilution. See "Dilution."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the shares of Common Stock being offered hereby are estimated to be $31.7 million ($36.5 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $12.50 per share and after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company. The Company will use a portion of the proceeds to repay the full principal amount and accrued interest on its existing bank term loan (the "Term Loan"), to repay all or a portion of the then outstanding principal amount and accrued interest on the Company's existing revolving line of credit (the "Revolver" and, collectively with the Term Loan, the "Credit Facility"), and to redeem all of the outstanding shares of the Company's Series B Preferred Stock (the "Series B Preferred Stock") for an aggregate redemption price of $6.5 million plus accrued dividends. Aggregate accrued dividends on the Series B Preferred Stock will be approximately $160,986 as of the date of this Prospectus. A portion of the proceeds will be used to pay special bonuses in the aggregate amount of $6.0 million to the Founders pursuant to the employment agreements that they entered into with the Company in connection with the Recapitalization. See "Management -- Employment Agreements" and "Certain Transactions -- Recapitalization." The remainder of the net proceeds will be added to working capital to be used for general corporate purposes, including possible acquisitions. No active negotiations relating to acquisitions are currently taking place. Pending such uses, the Company intends to invest the net proceeds in investment grade, interest-bearing securities.


     The Term Loan and the $6.0 million Revolver were obtained in connection with the Recapitalization from Chemical Bank, New York, New York. The Company borrowed $11.2 million under the Term Loan to finance the cash portion of the redemption of 8,500,000 shares of the Common Stock held by the Founders and to repay certain indebtedness of the Company. As of June 30, 1996, the Company's indebtedness under the Term Loan amounted to $14.0 million. The $2.8 million borrowed under the Term Loan after the completion of the Recapitalization were used for general corporate purposes. No draws had been made on the Revolver as of June 30, 1996. Borrowings under the Credit Facility accrue interest at the bank's base rate plus 1.5% or LIBOR plus 3.0% (8.5% as of June 30, 1996). See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Transactions -- Recapitalization."

                                DIVIDEND POLICY

     The Company intends to retain future earnings to finance its growth and development and therefore does not expect to pay cash dividends on its Common Stock in the foreseeable future. In addition, the Credit Facility prohibits the payment of cash dividends without the prior written consent of the lender. No dividends have been paid on the Common Stock subsequent to fiscal 1993. For information regarding certain payments to the Founders in connection with the Recapitalization, see "Certain Transactions -- Recapitalization."

                                 CAPITALIZATION

     The following table sets forth, as of June 30, 1996: (i) the actual capitalization of the Company and (ii) the capitalization of the Company as adjusted to give effect to the exchange of the Founders' Note and Series A Preferred Stock for 400,000 shares of Common Stock (at an assumed initial public offering price of $12.50 per share), the elimination of the mandatory redemption provision of the Redeemable Common Stock and warrant, the sale by the Company of 2,800,000 shares of Common Stock offered hereby and the application of the estimated net proceeds as set forth in "Use of Proceeds." This table should be reviewed in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                                               JUNE 30, 1996
                                                                           ---------------------
                                                                           ACTUAL    AS ADJUSTED
                                                                           -------   -----------
                                                                              (IN THOUSANDS)
Short-term debt:
  Borrowings on lines of credit..........................................  $    --     $    --
  Current portion of long-term debt and capitalized lease
     obligations(1)......................................................    1,156          56
                                                                           -------   -----------
          Total short-term debt..........................................  $ 1,156     $    56
                                                                           =======   =========
Long-term debt and capitalized lease obligations, net of current
  portion(1).............................................................  $12,470     $     8
                                                                           -------   -----------
Redeemable warrant(2)....................................................      450          --
                                                                           -------   -----------
Founders' Note(2)........................................................    2,036          --
                                                                           -------   -----------
Redeemable Preferred Stock(2)(3).........................................    4,339          --
                                                                           -------   -----------
Redeemable Common Stock(2)(4)............................................    2,865          --
                                                                           -------   -----------
Shareholders' equity (deficit):
  Preferred Stock, $1.00 par value; 2,500,000 shares authorized, no
     shares issued and outstanding.......................................       --
  Common Stock, no par value; 20,000,000 shares authorized, 3,000,000 shares (actual), and 7,700,000 shares (as adjusted) issued and
     outstanding(2)(5)...................................................    5,717      41,270
  Common stock warrant outstanding.......................................       --         450
  Retained earnings (deficit)............................................  (22,357)    (27,170)
                                                                           -------   -----------
          Total shareholders' equity (deficit)...........................  (16,640)     14,550
                                                                           -------   -----------
          Total capitalization...........................................  $ 5,520     $14,558
                                                                           =======   =========

- ---------------

(1) See Notes 4 and 6 of Notes to Financial Statements for information concerning the Company's long-term debt and capitalized lease obligations.
(2) See Notes 3 and 4 of Notes to Financial Statements for a description of the Founders' Note, redeemable warrant, Redeemable Preferred Stock, Redeemable Common Stock and Common Stock.
(3) Represents 1,000,000 shares of Series A Preferred Stock and 6,500,000 shares of Series B Preferred Stock with an aggregate liquidation value of $7,500,000.
(4) Represents 1,500,000 shares of Class A Common Stock.
(5) The 3,000,000 shares (actual) consist of 1,720,427 shares of Class A Common Stock and 1,279,573 shares of Class B Common Stock, all of which will be reclassified to Common Stock upon the completion of this offering. See "Description of Capital Stock."

                                    DILUTION

     The net tangible book value (deficit) of the Company at June 30, 1996, was $(17,135,492) or $(5.71) per share. Net tangible book value per share is determined by dividing the net tangible book value (deficit) of the Company (total tangible assets less total liabilities) by the number of shares of Common Stock outstanding on an historical basis. Without taking into effect any changes in net tangible book value after June 30, 1996, other than to give effect to the sale of the Common Stock offered hereby and the application of the estimated net proceeds therefrom, the Company's adjusted pro forma net tangible book value as of June 30, 1996, would have been $7,862,189 or $1.36 per share. This represents an immediate increase in net tangible book value per share of $7.07 to existing holders and immediate dilution in net tangible book value of $11.14 per share to new investors purchasing Common Stock in this offering. The following table illustrates the per share dilution:

    Assumed initial public offering price per share.....................            $12.50
      Net tangible book value (deficit) per share before this
         offering.......................................................  $ (5.71)
                                                                          -------
      Increase per share attributable to new investors..................     7.07
                                                                          -------
    Pro forma net tangible book value per share after this
      offering(1).......................................................              1.36
                                                                                    ------
    Dilution per share to new investors(2)..............................            $11.14
                                                                                    ======

- ---------------

(1) Pro forma net tangible book value per share after this offering does not give effect to the exchange of the Founders' Note and Series A Preferred Stock for 400,000 shares of Common Stock, assuming an initial public offering price of $12.50 per share, and the elimination of the mandatory redemption provision of the Redeemable Common Stock and warrant, which will occur upon the completion of this offering. The impact of such transactions is to decrease the dilution to the new investors by $.53 per share.

(2) If the Underwriters' over-allotment option is exercised in full, dilution per share to new investors would be $10.45.

     The following table summarizes, on a pro forma basis as of June 30, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing shareholders and by new investors, after giving effect to the exchange of the Founders' Note and Series A Preferred Stock for 400,000 shares of Common Stock, assuming an initial public offering price of $12.50 per share, which will occur upon completion of this offering:

                                             SHARES PURCHASED        TOTAL CONSIDERATION       AVERAGE
                                            -------------------     ---------------------       PRICE
                                             NUMBER     PERCENT       AMOUNT      PERCENT     PER SHARE
                                            ---------   -------     -----------   -------     ---------
Existing shareholders.....................  4,900,000     63.6%     $10,743,674     23.5%      $  2.19
New investors.............................  2,800,000     36.4       35,000,000     76.5         12.50
                                            ---------   -------     -----------   -------
          Total...........................  7,700,000    100.0%     $45,743,674    100.0%
                                             ========    =====       ==========    =====

     The foregoing tables do not include (i) 142,105 shares of Common Stock issuable upon exercise of the warrant held by the lender under the Credit Facility, at an exercise price per share of $.01, (ii) 325,000 shares of Common Stock issuable upon exercise of options to be granted upon the completion of this offering at the initial public offering price, and (iii) 625,000 shares of Common Stock reserved for future option or stock awards under the Company's 1996 Stock Incentive Plan. Because the warrant has an exercise price that is significantly below the initial public offering price, there will be $.03 per share of additional dilution to new investors upon exercise of the warrant. See "Management -- 1996 Stock Incentive Plan" and "Description of Capital Stock."

                         SELECTED FINANCIAL INFORMATION

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The selected financial information as of and for fiscal 1993, fiscal 1994 and fiscal 1995 and the nine months ended June 30, 1996 is derived from the audited Financial Statements of the Company included elsewhere in this Prospectus. The selected financial information as of and for fiscal 1991 and fiscal 1992 is derived from the unaudited financial statements of the Company not included herein. The selected financial information for the nine months ended June 30, 1995 has been derived from the unaudited financial statements of the Company and, in the opinion of management, includes all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results of operations and financial position of the Company for those periods in accordance with generally accepted accounting principles. The selected financial information for the nine months ended June 30, 1996 is not necessarily indicative of the results to be expected for the full year. The following selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                                                         NINE MONTHS ENDED
                                                                  YEAR ENDED SEPTEMBER 30,                   JUNE 30,
                                                        ---------------------------------------------    -----------------
                                                         1991     1992     1993      1994      1995       1995      1996
                                                        ------   ------   -------   -------   -------    -------   -------
STATEMENT OF OPERATIONS DATA:
Revenues..............................................  $6,217   $6,988   $10,292   $17,105   $25,545    $18,447   $23,562
                                                        ------   ------   -------   -------   -------    -------   -------
Operating expenses:
Cost of services......................................   4,697    5,189     7,642    13,286    18,210     13,102    16,325
Selling, general and administrative(1)................   1,094    1,428     2,076     3,007     5,312      3,619     4,807
                                                        ------   ------   -------   -------   -------    -------   -------
         Total operating expenses.....................   5,791    6,617     9,718    16,293    23,522     16,721    21,132
                                                        ------   ------   -------   -------   -------    -------   -------
Operating income......................................     426      371       574       812     2,023      1,726     2,430
Interest expense......................................     129      125       137       170       261        182       375
                                                        ------   ------   -------   -------   -------    -------   -------
Income before income taxes............................     297      246       437       642     1,762      1,544     2,055
Income taxes(2).......................................      --       --        --        40        21         19       391
                                                        ------   ------   -------   -------   -------    -------   -------
         Net income...................................  $  297   $  246   $   437   $   602   $ 1,741    $ 1,525   $ 1,664
                                                        ------   ------   -------   -------   -------    -------   -------
Pro forma net income available to Common
  shareholders(2).....................................                                        $ 1,048              $ 1,136
                                                                                              ========             ========
Pro forma net income per share available to Common
  shareholders(2).....................................                                        $  0.23              $  0.24
                                                                                              ========             ========
Shares used in computing pro forma net income per
  share(2)............................................                                          4,642                4,642
                                                                                              ========             ========
Supplemental pro forma net income per share(2)........                                        $  0.18              $  0.22
                                                                                              ========             ========
Shares used in computing supplemental pro forma net
  income per share(2).................................                                          6,682                6,682
                                                                                              ========             ========

                                                                    SEPTEMBER 30,                        JUNE 30, 1996
                                                      ------------------------------------------   -------------------------
                                                       1991     1992     1993     1994     1995     ACTUAL    AS ADJUSTED(3)
                                                      ------   ------   ------   ------   ------   --------   --------------
BALANCE SHEET DATA:
Working capital.....................................  $   80   $   21   $  282   $  829   $1,061   $    820      $  7,070
Total assets........................................   2,145    2,364    3,743    5,576    8,757     10,907        17,982
Long-term debt, less current maturities.............     149       51       20      355      592     12,462            --
Capitalized lease obligations, less current
  maturities........................................     389      287      525      623      436          8             8
Loans payable to shareholders.......................     118      125      125      125      133         --            --
Redeemable warrant..................................               --       --       --       --        450            --
Founders' Note......................................      --       --       --       --       --      2,036            --
Redeemable Preferred Stock..........................      --       --       --       --       --      4,339            --
Redeemable Common Stock.............................      --       --       --       --       --      2,865            --
Shareholders' equity (deficit)......................     641      887    1,325    1,927    3,668    (16,640)       14,550

- ---------------
(1) Selling, general and administrative expenses include Founders' compensation of $370,000, $308,000, $386,000, $660,000, and $766,000 for fiscal 1991, fiscal 1992, fiscal 1993, fiscal 1994 and fiscal 1995, respectively, and $554,000 and $512,000 for the nine months ended June 30, 1995 and 1996, respectively. Pursuant to employment contracts entered into in May 1996 in connection with the Recapitalization, the Founders' compensation is fixed at a combined base amount of $400,000 per year for three years (subject to annual adjustment based on the inflation rate), plus a discretionary bonus which is not expected to exceed 20% of base compensation.
(2) The Company operated as an S Corporation for income tax purposes since April 1, 1990 and terminated such status in connection with the Recapitalization. See "Certain Transactions -- Recapitalization" and Note 2 of Notes to Financial Statements for information concerning the computation of pro forma net income and pro forma and supplemental pro forma net income per share.
(3) Adjusted to give effect to the exchange of Common Stock for the Founders' Note and Series A Preferred Stock, the elimination of the mandatory redemption provision of the Redeemable Common Stock and warrant and the sale by the Company of the 2,800,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $12.50 per share) and the application of the estimated net proceeds therefrom as set forth in "Use of Proceeds."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the Company's historical results of operations and its liquidity and capital resources should be read in conjunction with "Selected Financial Information" and the Financial Statements of the Company and Notes thereto appearing elsewhere in the Prospectus.

OVERVIEW

     The Company is a leading provider of outbound teleservices to major corporations in the insurance and financial services industries. Founded in 1983 by Raymond J. Hansell and MarySue Lucci to provide direct marketing and sales consulting, the Company opened its first call center focusing on business-to-business teleservices in 1985 to support the marketing efforts of its consulting customers. By the late 1980s, outbound business-to-consumer teleservices had become the predominant business of the Company. On May 24, 1996, the Company completed the Recapitalization which included the purchase of a significant equity interest in the Company by Advanta Partners. See "Certain Transactions -- Recapitalization."

     The Company's business has grown rapidly, resulting in increases in revenues and operating income during each of the last three fiscal years. The increase in revenues from $10.3 million in fiscal 1993 to $25.5 million in fiscal 1995, has largely been driven by increases in call volumes from existing clients, primarily in the insurance industry, coupled with the development of new clients primarily in the financial services industry. Operating income increased from $574,000 or 5.6% of revenues in fiscal 1993 to $2.0 million or 7.9% of revenues in fiscal 1995.

     The increase in operating income over the three-year period resulted from both the growth in revenues and the reduction in cost of services as a percentage of revenues. Cost of services, which primarily consists of labor, telephone and other call center-related operating and support expenses, declined from 74.3% of revenues in fiscal 1993 to 71.3% of revenues in fiscal 1995. These costs have decreased as a percentage of revenues as the Company has expanded its call center locations to lower cost geographic areas, improved its operating efficiencies and negotiated more favorable long distance rates. Selling, general and administrative expenses are comprised principally of corporate expenses, including management, sales and marketing activities, account management services, accounting and finance, human resources, information services and other administrative costs. Corporate expenses include, among other items, compensation to Founders which amounted to $386,000, $660,000, $766,000 and $512,000 for fiscal 1993, fiscal 1994, fiscal 1995 and the nine months ended June 30, 1996. See Note 1 to "Selected Financial Information." Pursuant to employment contracts entered into in May 1996 in connection with the Recapitalization, the Founders' compensation is fixed at a combined base amount of $400,000 per year for three years (subject to annual adjustments based on the inflation rate), plus a discretionary bonus which is not expected to exceed 20% of base compensation.

     The Company was subject to taxation under Subchapter S of the Internal Revenue Code of 1986, as amended, from April 1, 1990 to May 24, 1996. As a result, the net income of the Company, for federal and certain state tax purposes, was taxed directly to the Company's Founders from April 1, 1990 to May 24, 1996 rather than the Company. Upon completion of the Recapitalization, the Company terminated its Subchapter S status. Net income for fiscal 1995 and for the nine months ended June 30, 1996 reflects a pro forma income tax provision at an effective rate of 40.5% as if the Company had been subject to federal and state income taxes as a Subchapter C corporation.

RESULTS OF OPERATIONS

     The following table sets forth statements of operations and other data as a percentage of revenues from services provided by the Company for the periods indicated:

                                                                                    NINE MONTHS
                                                         YEAR ENDED SEPTEMBER 30,      ENDED
                                                                                      JUNE 30,
                                                         ------------------------   -------------
                                                         1993    1994    1995        1995    1996
                                                         -----   -----   -----      -----   -----
    Revenues...........................................  100.0%  100.0%  100.0%     100.0%  100.0%
                                                         -----   -----   -----      -----   -----
    Operating expenses:
      Cost of services.................................   74.3    77.7    71.3       71.0    69.3
      Selling, general and administrative(1)...........   20.1    17.6    20.8       19.6    20.4
                                                         -----   -----   -----      -----   -----
         Total operating expense.......................   94.4    95.3    92.1       90.6    89.7
                                                         -----   -----   -----      -----   -----
         Operating income..............................    5.6     4.7     7.9        9.4    10.3
    Interest expense...................................    1.3     1.0     1.0        1.0     1.6
                                                         -----   -----   -----      -----   -----
         Income before income taxes....................    4.3     3.7     6.9        8.4     8.7
    Income taxes.......................................     --      .2      .1         .1     1.6
                                                         -----   -----   -----      -----   -----
    Net income.........................................    4.3%    3.5%    6.8%       8.3%    7.1%
                                                         =====   =====   =====      =====   =====

- ---------------

(1) Compensation to Founders represents 3.8%, 3.9% and 3.0% of revenues for fiscal 1993, fiscal 1994 and fiscal 1995, respectively, and 3.0% and 2.2% for the nine months ended June 30, 1995 and 1996, respectively.

NINE MONTHS ENDED JUNE 30, 1996 COMPARED TO NINE MONTHS ENDED JUNE 30, 1995

     Revenues. Revenues increased to $23.6 million for the nine months ended June 30, 1996 from $18.4 million for the nine months ended June 30, 1995, an increase of $5.1 million or 27.7%. Of such increase in revenues, $2.2 million was attributable to increased calling volumes from existing clients, $1.3 million to new clients in the financial services industry and $1.6 million to a new client in the telecommunications industry. To meet the demands of increased call volumes, the Company added a new 80-workstation call center in November 1995 and another 80-workstation call center in April 1996 and expanded capacity in four existing call centers by an aggregate of 64 workstations during February, March and May 1996.

     Cost of Services. Cost of services increased to $16.3 million in the nine months ended June 30, 1996 from $13.1 million for the nine months ended June 30, 1995. As a percentage of revenues, cost of services decreased to 69.3% in the 1996 period from 71.0% in the 1995 period. Of this decrease, $500,000 was the result of lower long distance rates and $2.7 million was the result of the spreading of fixed costs over a larger revenue base.

     Selling, General and Administrative. Selling, general and administrative expenses increased to $4.8 million for the nine months ended June 30, 1996 from $3.6 million for the nine months ended June 30, 1995. As a percentage of revenues, selling, general and administrative expenses increased to 20.4% in the 1996 period from 19.6% in the 1995 period. Of such increase, $262,000 was due to the addition of 20 administrative personnel and $926,000 was due to corporate expenses associated with the Company's growth.

     Interest Expense. Interest expense rose to $374,000 for the nine months ended June 30, 1996 from $182,000 for the nine months ended June 30, 1995. Of such increase, $169,000 reflects interest on debt incurred in connection with the Recapitalization and $23,000 reflects the financing of equipment purchases related primarily to the opening of two additional call centers and the expansion of four other call centers.

     Income Taxes. Income taxes increased to $392,000 for the nine months ended June 30, 1996 from $19,000 for the nine months ended June 30, 1995. The income tax provision for the nine months ended June 30, 1996 reflects a deferred tax provision of $242,000 recorded upon the termination of the Company's S Corporation status on May 24, 1996 and a tax provision on the pre-tax income earned from May 24, 1996 through June 30, 1996.

FISCAL 1995 COMPARED TO FISCAL 1994

     Revenues. Revenues increased to $25.5 million for fiscal 1995 from $17.1 million for fiscal 1994, an increase of $8.4 million or 49.3%. Of such increase in revenues, $2.7 million was attributable primarily to increased calling volumes from existing insurance clients and $5.7 million was attributable to the addition of new clients in the financial services industry. To meet the demands of increased call volumes, the Company added two new 64-workstation call centers in April 1994 and February 1995, respectively.

     Cost of Services. Cost of services increased to $18.2 million for fiscal 1995 from $13.3 million for fiscal 1994. As a percentage of revenues, cost of services decreased to 71.3% in fiscal 1995 from 77.7% in fiscal 1994. This decrease was primarily the result of realizing substantial operating efficiencies, the most significant of which, resulting in a $1.4 million decrease in such costs, was a reduction in long distance telephone rates.

     Selling, General and Administrative. Selling, general and administrative expenses increased to $5.3 million for fiscal 1995 from $3.0 million for fiscal 1994. As a percentage of revenues, selling, general and administrative expenses increased to 20.8% for fiscal 1995 from 17.6% for fiscal 1994. Of such increase, $427,000 was due to the addition of 31 administrative personnel, $1.7 million was due to corporate expenses associated with the Company's growth and $223,000 was due to an increase in Founders' compensation.

     Interest Expense. Interest expense rose to $262,000 for fiscal 1995 from $170,000 for fiscal 1994. The increase reflects the financing of equipment purchases related to the opening of two additional call centers and related to the relocation of the Company's corporate headquarters.

FISCAL 1994 COMPARED TO FISCAL 1993


     Revenues. Revenues increased to $17.1 million for fiscal 1994 from $10.3 million for fiscal 1993, an increase of $6.8 million or 66.2%. Of such increase in revenues, $4.3 million was attributable to increased calling volumes from existing clients and $2.5 million was attributable to the addition of new clients in the financial services industry.


     Cost of Services. Cost of services increased to $13.3 million for fiscal 1994 from $7.6 million for fiscal 1993. As a percentage of revenues, cost of services increased to 77.7% for fiscal 1994 from 74.3% for fiscal 1993. This increase primarily reflected increases in operations staff to facilitate growth and enhance the Company's training and quality assurance programs.

     Selling, General and Administrative. Selling, general and administrative expenses increased to $3.0 million for fiscal 1994 from $2.1 million for fiscal 1993. As a percentage of revenues, selling, general and administrative expenses decreased to 17.6% for fiscal 1994 from 20.2% for fiscal 1993 due to the spreading of fixed costs over a larger revenue base.

     Interest Expense. Interest expense rose to $170,000 in fiscal 1994 from $137,000 in fiscal 1993.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company's primary sources of liquidity have been cash flow from operations and borrowings under its credit facilities. These funds, combined with borrowings under capitalized lease obligations, have provided the liquidity to finance the growth of the Company. Current liquidity is provided from cash flow from operations and available borrowing capacity under the Credit Facility.

     Cash provided by operating activities was $2.4 million for the nine months ended June 30, 1996 compared to $114,000 for the same period in 1995, and cash provided by operating activities was $497,000, $659,000 and $1.7 million for fiscal 1993, fiscal 1994 and fiscal 1995, respectively. The increases were due to higher net income before depreciation and amortization, which were partially offset by cash used for working capital.

     Cash used in investing activities was $2.0 million for the nine months ended June 30, 1996 compared to $892,000 for the same period in 1995, and was $176,000, $339,000 and $2.2 million for fiscal 1993, fiscal 1994 and fiscal 1995, respectively. The increases were due to increasing levels of property and equipment purchases to support the growth in the Company's teleservices activities. Expenditures for fiscal 1995 included approximately $500,000 related to the Company's relocation of its corporate headquarters to Bryn Mawr, Pennsylvania and expansion of its data processing capability. From October 1, 1993 through June 30, 1996, the Company's capital expenditures totaled $4.5 million. During that period, the Company increased its number of workstations by 416.

     Cash provided by financing activities was $20,000 for the nine months ended June 30, 1996 compared to $727,000 provided by financing activities for the same period in 1995, and cash used in financing activities was $260,000 and $44,000 for fiscal 1993 and fiscal 1994, respectively. For fiscal 1995, cash provided by financing activities was $285,000. The cash provided by financing activities represented borrowings under bank lines of credit, term loans and capitalized lease obligations, offset for the nine month period ended June 30, 1996 by cash used to redeem a portion of the Founders' Common Stock and a $4.6 million distribution of accounts receivable to the Founders.

     Immediately prior to the Recapitalization, the Company distributed to the Founders $4.6 million of accounts receivable. As part of the Recapitalization, the Company distributed $16.0 million in cash, $1.0 million in Series A Preferred Stock, and the Founders' Note in the initial principal amount of $3.0 million (subject to increase by $1.0 million if adjusted earnings of the Company from May 24, 1996 through September 30, 1996 meet a defined level) in redemption of an aggregate of 8,500,000 shares of Common Stock owned by the Founders. In addition, Advanta Partners and Glengar invested $9.5 million in Series B Preferred Stock and Class A and Class B Common Stock. Upon completion of this offering, the Founders have agreed to exchange the Series A Preferred Stock and the Founders' Note (including the $1.0 million adjustment regardless of whether the defined earnings level is met) for 400,000 shares of Common Stock, assuming an initial public offering price of $12.50 per share. In addition, all shares of Class B Common Stock will be converted into Common Stock upon completion of this offering. See "Certain Transactions."

     In conjunction with the Recapitalization, the Company entered into the Credit Facility with Chemical Bank, which provides for the $14.0 million Term Loan and the $6.0 million Revolver. The Term Loan and Revolver are secured by all of the assets of the Company and a pledge of all the shares of the Company's capital stock held by the Founders, Advanta Partners and Glengar. In addition, the loan agreement contains financial covenants and certain restrictions on the Company's ability to pay dividends on the Common Stock, incur debt and make capital expenditures and acquisitions. Borrowings on the Revolver are limited to 85% of eligible accounts receivable. The Term Loan and Revolver bear interest at the bank's base rate plus 1.5% or LIBOR plus 3.0% (8.5% as of June 30, 1996). The Term Loan commences amortization of principal on December 31, 1996 and matures on June 30, 2002. The Revolver expires on May 24, 2001. As of June 30, 1996, the Company had borrowed the full $14.0 million amount of the Term Loan and had not made any draws on the Revolver. The Company intends to use a portion of the proceeds of this offering to repay all amounts outstanding under the Term Loan and all or a portion of amounts outstanding under the Revolver. See "Use of Proceeds."

     The Company's teleservices operations will continue to require significant capital expenditures. Capital expenditures, including capitalized leases, were $926,000 in fiscal 1993, $1.1 million in fiscal 1994 and $2.4 million in fiscal 1995. The Company expects to spend approximately $2.4 million on capital expenditures in fiscal 1996 (of which $2.0 million has been spent through June 30, 1996), primarily for the addition of two call centers and capacity expansion at four existing centers from 80 to 96 workstations.

     The Company believes that funds generated from operations, together with the net proceeds to the Company from this offering and available credit under the Revolver, will be sufficient to finance its current operations and planned capital expenditures at least through the end of fiscal 1997.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth statement of operations data for each of the four quarters of fiscal 1995 and the first three quarters of fiscal 1996, as well as such data expressed as a percentage of revenues. This quarterly information is unaudited, but has been prepared on a basis consistent with the audited Financial Statements of the Company presented elsewhere in this Prospectus and, in the Company's opinion, includes all adjustments

(consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented. The results for any quarter are not necessarily indicative of results for any future period.

                                                                      QUARTER ENDED
                                       ---------------------------------------------------------------------------
                                       DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                                         1994       1995       1995       1995        1995       1996       1996
                                       --------   --------   --------   ---------   --------   --------   --------
Revenues..............................  $5,632     $5,683     $7,132     $ 7,098     $7,278     $7,506     $8,778
                                        ------     ------     ------      ------     ------     ------
Operating expenses:
  Cost of services....................   3,941      4,240      4,921       5,107      5,127      5,309      5,889
  Selling, general and
     administrative...................   1,064      1,208      1,348       1,693      1,575      1,545      1,688
                                        ------     ------     ------      ------     ------     ------
     Total operating expenses.........   5,005      5,448      6,269       6,800      6,702      6,854      7,577
                                        ------     ------     ------      ------     ------     ------
     Operating income.................     627        235        863         298        576        652      1,201
Interest expense......................      54         57         71          80         75         71        227
                                        ------     ------     ------      ------     ------     ------
     Income before income taxes.......  $  573     $  178     $  792     $   218     $  501     $  581     $  974
                                        ======     ======     ======      ======     ======     ======

                                                                      QUARTER ENDED
                                       ---------------------------------------------------------------------------
                                       DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                                         1994       1995       1995       1995        1995       1996       1996
                                       --------   --------   --------   ---------   --------   --------   --------
Revenues..............................   100.0%     100.0%     100.0%      100.0%     100.0%     100.0%     100.0%
                                         -----      -----      -----       -----      -----      -----
Operating expenses:
  Cost of services....................    70.0       74.6       69.0        72.0       70.5       70.7       67.1
  Selling, general and
     administrative...................    18.9       21.3       18.9        23.8       21.6       20.6       19.2
                                         -----      -----      -----       -----      -----      -----
     Total operating expenses.........    88.9       95.9       87.9        95.8       92.1       91.3       86.3
                                         -----      -----      -----       -----      -----      -----
     Operating income.................    11.1        4.1       12.1         4.2        7.9        8.7       13.7
Interest expense......................     1.0        1.0        1.0         1.1        1.0        1.0        2.6
                                         -----      -----      -----       -----      -----      -----
     Income before income taxes.......    10.1%       3.1%      11.1%        3.1%       6.9%       7.7%      11.1%
                                         =====      =====      =====       =====      =====      =====

     The Company has experienced and expects to continue to experience quarterly variations in operating results, principally as a result of the timing of clients' telemarketing campaigns, the commencement and expiration of contracts, the timing and amount of new business generated by the Company, the Company's revenue mix, the timing of the opening of call centers or expansion of existing centers, the timing of additional selling, general and administrative expenses and competitive conditions in the teleservices industry. The variations in quarterly results during fiscal 1995 are primarily due to the opening of the Reading, Pennsylvania call center in February 1995, an increase in management compensation and the write-off of leasehold improvements associated with the relocation of the Company's headquarters in September 1995.


     In connection with this offering, the Company will incur certain pre-tax charges of approximately $8.2 million in the quarter ending September 30, 1996. These charges consist of special bonuses of $6.0 million to the Founders pursuant to their employment agreements, interest expense on the Founders' Note of approximately $1.2 million and an extraordinary charge of approximately $1.0 million resulting from the early extinguishment of the Term Loan. These charges are expected to result in a net loss for the quarter and for fiscal 1996. See "Certain Transactions -- Recapitalization" and Note 11 of Notes to Financial Statements.

                                    BUSINESS

GENERAL


     The Company provides outbound teleservices to major corporations in the insurance and financial services industries. The Company distinguishes itself through its high quality service and disciplined management approach which has led to long-term client relationships and sustained profitable growth. The Company originated relationships with MMIG, J.C. Penney, AT&T and Advanta over five years ago and, since fiscal 1991, the Company's aggregate volume with these clients has grown each year. The Company's revenue and operating income, all of which has been generated internally, have increased 148% and 252%, respectively, over the last two years. The Company's revenue and operating income in fiscal 1995 were $25.5 million and $2.0 million, respectively, reflecting increases of 49% and 149% when compared to fiscal 1994. The Company's revenue and operating income in fiscal 1994 increased 66% and 41%, respectively, when compared to fiscal 1993. As a result of the payment of special bonuses, interest expense on the Founders' Note and an extraordinary charge, a net loss is expected for fiscal 1996.


INDUSTRY OVERVIEW

     The teleservices industry includes outbound and inbound telephone marketing, as well as customer support and service programs and other value-added services. Teleservices provide customized service with higher response rates and higher customer acquisition and retention rates at a lower cost per transaction than other marketing media. As a result, call centers have become robust channels for the marketing and sale of a wide variety of products and services as sophisticated telemarketers are able to market effectively and collect valuable customer data. According to Direct Marketing Magazine, telemarketing expenditures in the United States grew from approximately $34 billion in 1984 to approximately $77 billion in 1994. The call center services industry is extremely fragmented and includes a large number of small, independent organizations. A small percentage of teleservices business is currently being outsourced to independent providers, and the Company believes that both the total market and the percentage of this market that is outsourced will increase as businesses continue to recognize the benefits of such services.

     Many large companies have begun to outsource their telemarketing and customer support services in order to access the industry expertise, breadth of services and specialized capabilities of large-scale, technologically-sophisticated teleservices providers such as the Company. Using such providers enables these companies to concentrate on their core businesses and improve the quality and cost-effectiveness of their customer contact functions. As a result, the Company believes that the enhanced quality and economic advantages provided by independent teleservices companies will accelerate the outsourcing trend in the industry. In addition, the Company believes that the deregulation of the telecommunications industry and the expected deregulation of the public utilities industry will significantly increase the demand for telemarketing services.

     The Company believes that businesses considering outsourcing their telemarketing activities increasingly are seeking to partner with a teleservices company that possesses industry expertise and the resources to serve their long-term needs efficiently. Additionally, because teleservices involve direct interaction with a client's customers, the teleservices provider's reputation for quality is critical to winning new clients. As a recognized provider of high quality teleservices, the Company has positioned itself as an attractive partner to large users of call center services.

BUSINESS STRATEGY

     The Company's objective is to leverage its position as a recognized provider of high quality outbound teleservices to become the leading national teleservices provider of outsourced call center services. The Company distinguishes itself through selective partnering with its clients, a disciplined approach to managing growth profitably, and an emphasis on total quality management.

  Operating Strategy

     The Company has achieved strong financial and operating performance in recent years through the following elements of its operating strategy:

     - Proactive Account Management. The Company focuses on developing long-term relationships with its clients. As a result of taking this partnering approach, the Company believes that it is better able to improve service quality, predict revenues and maximize the utilization of its facilities, equipment and personnel. Management expects that the Company's emphasis on its account management functions will continue to help it foster and strengthen its client relationships. The Company's account managers work to enhance the effectiveness of client campaigns by proactively providing consulting, monitoring and reporting services.

     - Innovative Human Resource Management. The Company's ability to provide high quality service to its clients is dependent on its success in selecting, training and managing its employees. The Company uses a structured hiring program, including comprehensive screening and testing, to select qualified applicants. Through a rigorous training program, employees strengthen their sales skills. In addition, the Company believes it has reduced employee turnover by maintaining a relatively high proportion of full-time employees and offering an innovative compensation and benefits package that includes health insurance to qualifying full-time TSRs. As a result, the Company is better able to retain employees, reduce its recruiting and training expenditures and improve productivity.

     - Strategic Investments in Technology. The Company has invested in proven state-of-the-art technologies and developed proprietary software to provide real-time access to comprehensive information regarding the Company's telemarketing campaigns and customer sales. The Company was an early user of predictive dialing technology, was an early adopter of centralized data management systems and recently implemented an optical disk archiving system. The Company intends to continue to invest in technology to enhance efficiency and provide high quality services.

     - Systematic Call Center Site Selection. The Company takes a systematic approach to selecting call center locations to minimize operating costs and provide access to a quality labor force. To facilitate the management of each call center and to generate operational efficiencies, the Company's strategy is to locate its call centers in geographic clusters. Prior to opening a call center, the Company analyzes the demographics of the targeted geographic area in order to determine the quality, quantity and availability of the local labor pool. The Company is currently evaluating several additional regions in which to locate future call centers.

  Growth Strategy

     The Company seeks to capitalize on its operational strengths to participate in the growth of the teleservices industry and the accelerating trend towards outsourcing among large corporations. The Company's growth strategy includes the following key elements:

     - Deploy a National Account Sales Team. The Company believes that effective marketing to the major users of teleservices in existing and emerging industries requires the sophisticated selling skills and the structured processes of a national account sales team. The Company initiated a national account sales program during fiscal 1996 to focus its direct sales efforts on developing relationships with the leading users of teleservices in targeted industries. As part of this initiative, the Company hired a new Vice President of Sales and Marketing with extensive experience in directing a national accounts sales program and expanded its direct sales and marketing staff. This program will be the basis for expanding the Company's client relationships in the areas described below.

     - Expand Client Relationships in Core Industries. The Company believes that the current trends causing rapid growth in the teleservices market will enable the Company to continue to grow by building on its existing reputation as a recognized provider of high quality outbound teleservices to the insurance and financial services industries. The Company intends to continue to expand its relationships with existing clients to increase both the call volume allocated to the Company in existing programs and the number of client programs in which the Company participates. In addition, the Company intends to continue to pursue relationships with new clients in these industries.

    - Increase Penetration of the Telecommunications Industry. The Company believes that the combination of deregulation and the proliferation of new products and services in the telecommunications industry will greatly increase demand for teleservices. The telecommunications industry primarily uses teleservices to market long distance services and calling features (e.g., call waiting, caller identification and voicemail) to businesses and consumers. The Company recently completed several programs for a major telecommunications client and is currently in discussions with this client and a number of prospective clients in that industry with respect to providing outbound teleservices.

    - Expand Inbound Teleservices. In response to the growth in the market for inbound teleservices and requests from existing clients, the Company intends to increase its inbound service offerings. The Company has demonstrated its expertise in this area through its customer service program for Blue Cross/Blue Shield of Florida ("BC/BS-FL"), for which it earned a Gold Cup Award from Telemarketing Magazine in October 1995. Management has had discussions with a number of existing outbound teleservices clients with respect to providing inbound teleservices.

    - Expand Business-to-Business Teleservices. The Company believes that general trends towards outsourcing teleservices and the rapid growth in demand for teleservices from the telecommunications and other industries have created the opportunity for long-term client relationships and large-scale campaigns in the business-to-business market. The Company intends to use its prior business-to-business experience and current business-to-consumer expertise to pursue these opportunities on a basis that will permit it to leverage its workstation capacity effectively.

    - Selectively Pursue Strategic Acquisitions. The Company believes that the current fragmented nature of the teleservices industry provides an opportunity for growth through acquisition. The Company intends to explore possible acquisitions of companies with demonstrated competencies and existing client relationships in areas of strategic interest to the Company, including companies with an emphasis on inbound teleservices.

THE COMPANY'S SERVICES

  Outbound Teleservices

     Historically, the Company has concentrated on providing outbound business-to-consumer teleservices. In this market, the Company has sought and established relationships with large corporate clients, many of which have been clients of the Company for over five years.

     Outbound teleservices refers to the service the Company performs when its TSRs place calls to parties targeted by the client to offer products or services or to obtain information. At the beginning of a typical outbound program, the Company receives customer data files that the client has selected to match the demographic profile of the targeted customer for the product or service being offered. These files contain each targeted customer's name, address, phone number and other relevant data. The Company's data management system sorts the records, removes information regarding customers whom the Company is prohibited from contacting and assigns each file electronically to one of its outbound call centers. Actual telephone calling at the centers is controlled by computerized call management systems that utilize predictive dialers to automatically dial the telephone numbers in the files. The call management system then forwards all connected calls, along with the customer's name and other information, electronically to the workstation of a TSR who has been trained for the client's program. The TSR then uses a prepared script to solicit an order for the product or service or to request information that will be added to the client's database. Information regarding sales and other aspects of the program is captured by the Company's proprietary software systems and made available to clients in customized report formats.

     Insurance. The Company is a major telemarketer of insurance products throughout the United States. Management believes this sector to be the most attractive area in business-to-consumer telemarketing from the perspective of the teleservices provider due to its large size, relative predictability and relative lack of seasonality. The Company works with large consumer insurance companies and their agents to market such products as accidental death and dismemberment policies, graded benefit life insurance and other niche insurance products primarily to credit card customers. The Company has also assisted clients in marketing supplemental dental and vision coverage to credit card holders.

     As of June 30, 1996, the Company employed 184 insurance agents licensed to sell insurance in a total of 41 states. The Company's significant relationships in this industry include those with MMIG, AT&T, J.C. Penney and Advanta, which were responsible for 29.2%, 14.6%, 12.7% and 8.3%, respectively, of the Company's revenues for fiscal 1995 (including services to Advanta related to financial services products). The Company originated its relationship with MMIG over eight years ago and originated its relationship with J.C. Penney, AT&T and Advanta over five years ago. The Company's aggregate revenues from these key clients have grown each year since fiscal 1991. In fiscal 1995 and the nine months ended June 30, 1996, 59.3% and 74.0%, respectively, of the Company's revenues were generated from services related to insurance products.

     Financial Services. The Company provides teleservices to several of the largest credit card issuers, banks and other financial institutions in the United States. The Company's services include customer account acquisition, customer retention programs, and programs to sell credit card enhancement features such as higher credit limits, lower interest rates and lower fees. The Company also cross-sells additional services such as home equity loans and related banking services. In fiscal 1995 and the nine months ended June 30, 1996, 39.7% and 19.2%, respectively, of the Company's revenues were generated from services related to financial services products.

     Telecommunications. The Company expects the demand for teleservices within the telecommunications industry to increase as the industry continues to be deregulated and as the number of products (e.g., long distance, cellular, paging and "800" services) and call features (e.g., call waiting, caller identification and voice mail) increases. The Company recently completed several programs for a major telecommunications client and is in discussions with this client and a number of prospective clients in the industry to provide outbound business-to-consumer and business-to-business services.

     Other Industries. The Company is currently marketing travel club and dining club programs to credit card holders on behalf of one of its clients. In addition, the Company believes that the utilities, on-line services and cable industries, among others, provide significant opportunities for future growth. The Company is in discussions with targeted customers in these industries.

  Inbound Teleservices

     Inbound teleservices involves the processing of incoming calls, often placed by customers using toll-free numbers, to a customer service representative for service, order fulfillment or product information. Inbound teleservices include activities such as customer care services, credit card and loan application processing and catalog sales. More sophisticated inbound programs assist clients in responding to customer inquiries, offering technical and product support services and assessing overall customer satisfaction.

     The Company currently operates a 24-seat dedicated inbound customer service center in its Lansdowne, Pennsylvania call center facility and intends to install additional inbound facilities as the Company's inbound business expands. The Company has developed an inbound customer service program for BC/BS-FL pursuant to which the Company's TSRs respond to customer inquiries and complaints following important changes in certain of BC/BS-FL's group medical plans. The Company intends to expand its inbound business and has had discussions with a number of existing outbound teleservices clients with respect to providing such services.

  Business-to-Business Teleservices

     The Company believes that the dynamics of the business-to-business teleservices marketplace have now changed so as to permit the development of the type of long-term client relationships and large-scale campaigns that have formed the core of the Company's business-to-consumer services. The Company expects that the demand for business-to-business applications will grow rapidly, especially among telecommunications companies, as many large companies recognize that telemarketing is a more efficient method of reaching business customers than a field sales force. Growth in the business-to-business teleservices market will enable the Company to leverage its existing workstation capacity because such services are provided primarily during the day while business-to-consumer services are provided primarily during the evening. The Company believes that its prior experience in business-to-business teleservices and current expertise in business-to-consumer teleservices position it to take advantage of the growth in this market.

THE COMPANY'S OPERATIONS

  Sales, Marketing and Account Management

     During fiscal 1996, the Company initiated a national account sales program to focus its direct sales efforts on developing relationships with the leading users of teleservices in its targeted industries. As part of this initiative, the Company hired a new Vice President of Sales and Marketing with extensive experience in directing a national account sales program and expanded its sales and marketing staff. Supporting this initiative, the Company will continue to market its services by attending trade shows, advertising in industry publications, responding to requests for proposals, pursuing client referrals and cross-selling to existing clients.

     A critical element of the Company's effort to build long-term client relationships is its account management program. To improve the effectiveness of the client's program, account managers offer proactive advice and consulting services. The account managers initially provide advice on all aspects of program implementation, including scripting, performance specifications and reporting, and then manage the process on behalf of the client through interaction with each of the Company's internal departments. Periodic internal audits are performed by the account manager to determine compliance with the applicable program specifications. The Company believes that this detailed attention to account management has contributed significantly to retaining clients, expanding business from existing clients and attracting new clients.

  Call Centers

     The Company believes that its call center selection process has helped lower its operating costs and enhances the quality of its labor force by locating centers in areas in which there is an ample supply of qualified labor. Prior to opening a call center, the Company obtains a detailed demographic analysis of targeted geographic areas to determine the quality, quantity and availability of the local labor pool. This analysis is followed by interviews with major employers in the area to obtain additional information regarding the quality and quantity of the labor pool. If the area is determined to be suitable, the Company seeks to locate sites that are safe and easily accessible, and that provide a working environment that is conducive to employee productivity. Once a site is selected, it is generally available for operations within 60 to 90 days. T-1 telecommunications lines are installed at each new call center to provide a direct data connection between the center and the Company's corporate headquarters in suburban Philadelphia, Pennsylvania. Security features are installed at each call center in order to provide protection for client data.

     The Company operates eight call centers at which there were an aggregate of 744 workstations, as of June 30, 1996, as detailed below:

                                       DATE OF        INITIAL        DATE OF MOST       CURRENT
               LOCATION                OPENING      WORKSTATIONS   RECENT EXPANSION   WORKSTATIONS
    ------------------------------  --------------  ------------   ----------------   ------------
    Bryn Mawr, PA(1)..............    March 1985         15         February 1996           96
    Lansdowne, PA(2)..............   October 1990        80         November 1991          120
    Pleasantville, NJ.............  November 1992        64         February 1996           96
    Scranton, PA..................    July 1993          64            May 1996             96
    Wilkes-Barre, PA..............    April 1994         64           March 1996            96
    Reading, PA...................  February 1995        64            May 1995             80
    Ocean Township, NJ............  November 1995        80                                 80
    Allentown, PA.................    April 1996         80                                 80
                                                                                           ---
                                                                        Total:             744
                                                                                      ==========

- ---------------

(1) Facilities transferred from Wynnewood, PA (the original headquarters) to Bryn Mawr in September 1995.
(2) Includes a 24-seat inbound capability.

     The Company believes that the geographic clustering of call centers enhances its operating efficiency by facilitating oversight of the centers by regional and corporate supervisory personnel. By December 31, 1996, the Company intends to open a new 80-workstation call center and expand the capacity of three existing call centers from 80 to 96 workstations, which would result in a total of 872 workstations. In addition, the Company is currently evaluating several additional regions in which to locate future call centers.

  Personnel and Training

     The Company emphasizes the recruitment, training and development of its TSRs, which management believes enables the Company to increase productivity, reduce employee turnover and enhance the quality of its services. TSRs are selected through a three-step process that includes an initial telephone screening interview, followed by an in-person interview and extensive testing to gauge competence, suitability for telemarketing projects and integrity.

     Newly-hired TSRs receive an intensive three-day training course that emphasizes modeling and role-playing as well as instruction on effective sales techniques and product knowledge. New TSRs are closely monitored for an initial 30-day period and thereafter receive ongoing coaching and training. As of June 30, 1996, the Company employed 184 licensed insurance agents specializing in the marketing of insurance-related products. These licensed agents receive continuing insurance-related education to comply with applicable state licensing requirements. To further assure the continuity and consistency of management practices, each call center has dedicated recruiting and training personnel who report directly to corporate management. The Company also provides significant ongoing training to its supervisory and management personnel on coaching, counseling and total quality management techniques.

     The Company has developed an innovative compensation and performance recognition plan in order to motivate employees and reduce turnover. The Company generally targets base TSR compensation at higher levels than is paid by other businesses competing for the same labor pool. In addition, the Company recently implemented a benefits package, including health insurance, for qualifying full-time TSRs. For performance recognition, the Company pays cash bonuses to TSRs who achieve sales targets and quality benchmarks and also offers non-cash incentives and creative programs to improve performance and maintain morale. Although it is typical in the teleservices industry for TSRs to be part-time employees, over 70% of the Company's TSRs are full-time employees (working at least 33 hours per week.). The Company believes that its relatively high proportion of full-time employees provides a more stable workforce and reduces the Company's recruiting and training expenditures.

     As of June 30, 1996, the Company employed 1,484 persons, of whom more than 1,250 were TSRs. None of the Company's employees is represented by a labor union. The Company considers its relations with its employees to be good.

  Quality Assurance

     The Company believes that its reputation for quality services is critical to acquiring and retaining clients. The Company is committed to the principles of total quality management in order to continuously improve its operational processes. The Company establishes both internal and external benchmarks as a means to measure continuous improvement. The Company measures the quality of its services on the basis of sales per hour, level of customer inquiries, call abandonment rates and other quality performance criteria. In order to provide ongoing improvement to the TSRs' performance and to assure compliance with the Company's quality standards, quality assurance personnel monitor each TSR on a frequent basis and provide coaching to the TSR based on this review. Clients also participate in the monitoring process. Sales confirmations are recorded with the customer's consent to ensure accuracy and to provide a record of the sale. Company personnel review all sales confirmation tapes for compliance with client specifications. In addition, these tapes are selectively reviewed in order to provide additional coaching to TSRs. The Company's information systems enable it to provide its clients with customized reports on the status of an ongoing telemarketing campaign and can transmit information electronically to clients if desired. Access to this data enables the Company's clients to modify or enhance an ongoing campaign in order to improve its effectiveness. Each Company call center has dedicated quality assurance personnel who provide on-going employee training and coaching to the center's TSRs.

  Technology

     The Company was an early user of predictive dialing technology and was an early adopter of centralized management systems. The Company continues to invest strategically in proven systems and software technologies in order to enhance operational efficiency and maintain high quality services. These technologies reduce the cost per call and improve sales and customer service by providing the Company's TSRs and account management personnel with enhanced real-time access to customer and production information. As of June 30, 1996, the Company's management information systems department consisted of 31 technical professionals who maintain, upgrade and expand the Company's systems. The Company's call management and database systems have been designed to ensure quality service to its clients and to provide effective tools for the management of the Company's business.

     The Company uses UNIX-based predictive dialing systems at each call center, which are linked via a wide-area network to network servers at the Company's corporate headquarters. The Company's call center and network systems both use a flexible database architecture permitting the easy sharing of data among users of the system. As a result, the Company's scalable systems can be configured to work cost-effectively at low and high volumes and permit the efficient addition of capacity.

     To effectively manage and control calling campaigns, the Company has developed its own proprietary software. The Company uses its Track System to monitor the status and performance of each client program throughout its life cycle. Information relating to each customer file (including a complete record of each sale transaction) is archived to the Customer Information System, which includes a dedicated server and an optical disk storage system. This system is designed to respond to a client request to review details of a particular sales call in minutes and is able to identify the program, the date and time of the call and the TSR who recorded the sale. The Company has implemented procedures to protect the integrity of data against power loss, fire and other casualty.

COMPETITION

     The teleservices industry is intensely competitive and the Company's principal competition in its primary markets comes from large teleservices organizations, including APAC TeleServices, Inc., ICT Group, Inc., SITEL Corporation, ITI Marketing Services, Inc. and Ed Blank Associates, Inc. In addition, the Company competes with the in-house telemarketing operations of many of its clients or potential clients. The Company also competes with direct mail, television, radio and other advertising media, as well as emerging direct marketing channels, such as interactive shopping and data collection through the television, the Internet and other media.

     Competition with other teleservices organizations is based primarily upon performance (measures include sales per hour, contact rate, conversion ratio and cost per sale), technological and reporting capabilities, industry experience, quality of client services and staff and price. The Company believes that it generally compares favorably with its competitors with respect to each of these factors.

GOVERNMENT REGULATION

     Telemarketing sales practices are regulated at both the federal and state level. The TCPA, enforced by the FCC, imposes restrictions on unsolicited automated telephone calls to residential telephone subscribers. Under the TCPA and the regulations promulgated thereunder, it is unlawful to initiate telephone solicitations to residential telephone subscribers before 8:00 a.m. or after 9:00 p.m., local time at the subscriber's location, or to use automated telephone dialing systems or artificial or prerecorded voices to call certain subscribers. Additionally, the TCPA regulations require telemarketing firms to develop a written policy implementing a "do not call" list and to train its telemarketing personnel to comply with these restrictions. The TCPA creates a right of action for both consumers and state attorneys general. A court may award damages or impose penalties of $500 per violation, which may be trebled for willful or knowing violations. Currently, the Company trains its service representatives to comply with the regulations of the TCPA and programs its call management system to avoid initiating telephone calls during restricted hours or to individuals maintained on the Company's "do not call" list.

     The FTC regulates both general sales practices and telemarketing specifically. Under the Federal Trade Commission Act (the "FTC Act"), the FTC has broad authority to prohibit a variety of advertising or marketing practices that may constitute "unfair or deceptive acts and practices." Pursuant to its general enforcement powers, the FTC can obtain a variety of types of equitable relief, including injunctions, refunds, disgorgement, the posting of bonds, and bars from continuing to do business for a violation of the acts and regulations it enforces.

     The FTC also administers the TCFAPA under which the FTC has issued regulations prohibiting a variety of deceptive, unfair or abusive practices in telemarketing sales. Generally, these rules prohibit misrepresentations of the cost, quantity, terms, restrictions, performance or characteristics of products or services offered by telephone solicitation or of refund, cancellation or exchange policies. The regulations also regulate the use of prize promotions in telemarketing to prevent deception and require that a telemarketer identify promptly and clearly the seller on whose behalf the telemarketer is calling, the purpose of the call, the nature of the goods or services offered and, if applicable, that no purchase or payment is necessary to win a prize. The regulations also require that a telemarketer maintain records on various aspects of its business.

     Most states have enacted statutes similar to the FTC Act prohibiting unfair or deceptive acts and practices. For example, telephone sales in certain states are not final until a written contract is delivered to and signed by the buyer, and such a contract often may be canceled within three business days. At least one state also prohibits telemarketers from requiring credit card payment, and several other states require certain telemarketers to obtain licenses, post bonds or submit sales scripts to the state's attorney general. Under these general enabling statutes, depending on the willfulness and severity of the violation, penalties can include imprisonment, fines and a range of equitable remedies such as consumer redress or the posting of bonds before continuing in business. Additionally, some states have enacted laws and others are considering enacting laws targeted directly at telemarketing practices. Most of these statutes allow a private right of action for the recovery of damages or provide for enforcement by state agencies permitting the recovery of significant civil or criminal penalties, costs and attorneys' fees. There can be no assurance that any such laws, if enacted, will not adversely affect or limit the Company's current or future operations.

     The industries served by the Company are also subject to government regulation, and, from time to time, bills are introduced in Congress which, if enacted, would affect the Company's operations. The Company and its employees who sell insurance products are required to be licensed by various state insurance commissions for the particular type of insurance product to be sold and to participate in regular continuing education programs, which currently are paid for by the Company.

     The Company believes that it is in compliance with all applicable regulations.

FACILITIES

     The Company's corporate headquarters facility is located in Bryn Mawr, Pennsylvania in an approximately 45,000 square-foot building leased to the Company through December 1998. The Company leases all of the facilities used in its call center operations. The Company believes that its existing facilities are suitable and adequate for its current operations, but additional facilities will be required to support growth. The Company believes that suitable additional or alternative space will be available as needed on commercially reasonable terms.

LITIGATION

     From time to time, the Company is involved in litigation incidental to its business. In the view of management, no litigation to which the Company is currently a party is likely to have a material adverse effect on the Company, if decided adversely to the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The individuals who serve or who have agreed to serve as executive officers and directors of the Company upon completion of this offering are as follows:

                NAME              AGE                           POSITION
    ----------------------------  ---    -------------------------------------------------------
    Anthony P. Brenner..........   38    Chairman of the Board
    Raymond J. Hansell..........   47    Vice Chairman of the Board and Chief Executive Officer
    MarySue Lucci...............   48    Director, President and Chief Operating Officer
    Michael J. Scharff..........   49    Executive Vice President
    Richard C. Altus............   37    Vice President and Chief Financial Officer
    Richard P. Keenan...........   50    Vice President of Sales and Marketing
    William D. Mulvihill........   55    Vice President of Account Management
    David Clautice..............   54    Vice President of Management Information Systems
    Mitchell L. Hollin..........   33    Director
    Derek Lubner................   33    Director
    Herbert Kurtz...............   70    Director
    David P. Madigan............   57    Director


     Mr. Brenner has served as the Chairman of the Company's Board of Directors since May 1996. Since May 1994, Mr. Brenner has been Senior Managing Director of Advanta Partners and also a member of its Board of Directors. Mr. Brenner has resigned from his position with Advanta Partners effective September 30, 1996 to pursue independent business activities. Prior to the formation of Advanta Partners in May 1994, Mr. Brenner was President of Cedar Point Partners LP, a private equity investment firm he founded in 1989.


     Mr. Hansell currently serves as Vice Chairman and Chief Executive Officer of the Company. From November 1994 until the Recapitalization in May 1996, Mr. Hansell served as the Chairman of the Board of Directors of the Company and from the Company's founding in 1983 until November 1994, he served as the Company's President. Mr. Hansell has been an active industry leader and served on the operating committee of the Direct Marketing Association's Telephone Marketing Council from 1993 to 1995. Mr. Hansell was named a Top Ten Telepro by Teleprofessional Magazine in October 1995 for his contributions to the industry. Prior to co-founding the Company, Mr. Hansell served in various managerial sales and marketing positions at Shared Medical Systems, NCR and Automatic Data Processing.

     Ms. Lucci has served as the Company's President since November 1994 and Chief Operating Officer since December 1995, prior to which she had served as an Executive Vice President for more than five years and as the Company's Treasurer from the Company's founding in 1983 until November 1994. Ms. Lucci also has acted as a director and the Secretary of the Company since its founding in 1983. Ms. Lucci was recently a recipient of the 1996 Distinguished Women in Telemarketing Award by Telemarketing Magazine. From 1981 to 1983, Ms. Lucci was Vice President of New Product Publications Development for Clement Communications, a national business marketing publisher. From 1969 to 1981, Ms. Lucci was employed by Colonial Penn Insurance Company, a leading direct marketer of insurance products, where she managed marketing, training and customer service functions, most recently as a Vice President.

     Mr. Hansell and Ms. Lucci are husband and wife.

     Mr. Scharff is the Company's Executive Vice President and, since November 1994, has been Treasurer of the Company. Mr. Scharff was Senior Vice President of Finance of the Company from November 1995 to September 1996 and Vice President of Finance of the Company from November 1994 to November 1995. From January 1994 to November 1994, Mr. Scharff was an Assistant Vice President of the Company and, from the time he joined the Company in October 1988 until January 1994, Mr. Scharff served as the Company's Controller. From 1984 until joining the Company, Mr. Scharff was the President of Audobon Automotive Supply Co., an automotive parts distributor. Mr. Scharff was a divisional controller of Safeguard Business Systems from 1979 to 1984.

     Mr. Altus joined the Company as Vice President and Chief Financial Officer in September 1996. From April 1996 until he joined the Company, Mr. Altus served as Executive Vice President and Chief Financial Officer of Nobel Education Dynamics, Inc., a provider of child care and elementary education services. From 1988 to March 1996, Mr. Altus served as Vice President of Finance and Chief Financial Officer of GBC Technologies, Inc., a wholesale distributor of computer products. Prior to 1988, he was employed by KPMG Peat Marwick for seven years in various accounting and consulting positions.

     Mr. Keenan is the Company's Vice President of Sales and Marketing. For 18 years prior to joining the Company in March 1996, Mr. Keenan was employed by Tektronix, Inc., a computer software and graphics company serving most recently as Tektronix's Regional Sales Manager for the Eastern United States in charge of a national account sales program for that region. For seven years prior thereto, Mr. Keenan served in various sales and management capacities at NCR.

     Mr. Mulvihill is the Company's Vice President of Account Management. From August 1994 until he joined the Company in June 1996, Mr. Mulvihill was an independent consultant. From October 1993 until August 1994, Mr. Mulvihill served as a Team Leader in the telemarketing group at Towers Perrin, a national management and benefits consulting firm. From 1982 until joining Towers Perrin, Mr. Mulvihill served as Vice President of Customer Service for Users, Inc., an information systems company.

     Mr. Clautice serves as the Company's Vice President of Management Information Systems. From June 1995 to December 1995, Mr. Clautice served as the Company's Director of Methods and Procedures. Prior to joining the Company in June 1995, Mr. Clautice was President of Clautice Associates, Inc., an information systems consulting firm he founded in 1974. From 1974 to 1985, Mr. Clautice was President of Electronic Processing Center, a data processing service organization.

     Mr. Hollin was elected to the Company's Board of Directors in May 1996. Mr. Hollin has been a Managing Director of Advanta Partners since its founding in May 1994. Prior to that time, Mr. Hollin was a Partner and Vice President of Cedar Point Partners LP which he joined in 1991.

     Mr. Lubner was elected to the Company's Board of Directors in May 1996 as the nominee of Glengar. Since June 1995, Mr. Lubner has served as the Marketing Director of Concepts and Interpretations, a developer of leisure attractions based in England. From June 1993 to June 1995, Mr. Lubner served as a director of Two Heads Publishing, a book publisher based in England. Prior to joining Two Heads Publishing, Mr. Lubner served as marketing coordinator of Belron International, a windshield replacement company headquartered in England.

     Mr. Kurtz has consented to become a member of the Company's Board of Directors upon completion of this offering. Since July 1996 he has served as an independent consultant. From 1984 until July 1996, Mr. Kurtz was the Chief Operating Officer of Cynwyd Investments, a real estate management and development firm. From 1983 until joining Cynwyd Investments in 1984, Mr. Kurtz was a partner in Asher & Company Ltd., the Company's independent auditors prior to the Recapitalization. Mr. Kurtz no longer has any affiliation with Asher & Company Ltd. From 1981 to 1983, Mr. Kurtz was Chairman and Chief Executive Officer of Ups 'n Downs, a retail clothing firm and subsidiary of Tootal Ltd., a company listed on the London Stock Exchange. From 1961 to 1980, Mr. Kurtz served in a number of executive positions, in his final years as Chief Operating Officer and Director, with Rockower Brothers, Inc., a retail clothing firm then listed on the New York Stock Exchange.

     Mr. Madigan has consented to become a member of the Company's Board of Directors upon completion of this offering. Mr. Madigan is Senior Vice President and Chief Operations Officer of Personal Lines Direct Marketing Operations for CNA Insurance Companies. From 1989 until he joined CNA in October 1994, Mr. Madigan served as a Senior Vice President of The Mutual Assurance Company, an underwriter of property and casualty insurance, and from March 1992 to October 1994, he also served as President and Chief Executive Officer of American Loyalty Insurance Company, a wholly-owned subsidiary of The Mutual Assurance Company.

CLASSIFIED BOARD; COMMITTEES


     The Company's Board of Directors is divided into three classes. Each class holds office until the third annual meeting for the election of directors following the election of such class, except that the initial terms of the Class I, Class II and Class III directors expire in 1997, 1998 and 1999, respectively. Mr. Brenner is the Class I director, Ms. Lucci and Mr. Hollin are the Class II directors, and Messrs. Lubner and Hansell are the Class III directors. It is expected that Mr. Kurtz will be a Class II director and Mr. Madigan will be a Class I director.


     The Board of Directors intends to establish a Compensation Committee and an Audit Committee. The Compensation Committee will determine salaries and bonuses and other compensation matters for officers of the Company, determine employee health and benefit plans, and administer the Company's 1996 Stock Incentive Plan and any similar plans created in the future. The Audit Committee will recommend the appointment of the Company's independent public accountants and will review the scope and results of audits, internal accounting controls and tax and other accounting related matters.

     Officers of the Company are elected by the Board of Directors and serve at the discretion of the Board.

DIRECTOR COMPENSATION

     The Company's directors, other than Messrs. Brenner, Hansell and Hollin and Ms. Lucci, will be entitled to receive a fee of $2,500 for attendance at each quarterly meeting and a fee of $750 for attendance at each special meeting of the Board of Directors. In addition, each director, other than Messrs. Brenner, Hansell and Hollin and Ms. Lucci, will receive options to purchase 3,000 shares of Common Stock in 1996 and options to purchase 2,000 shares of Common Stock annually thereafter. Such options are expected to have an exercise price equal to the market value of the Common Stock on the date of grant, to have a term of ten years and to vest in equal amounts on the first three anniversaries of the date of grant.

EXECUTIVE COMPENSATION

     The following table sets forth certain information with respect to compensation paid or accrued by the Company for fiscal 1995 to the Company's Chief Executive Officer and to each of the other executive officers of the Company whose salary and bonus for fiscal 1995 exceeded $100,000 for all services rendered in all capacities to the Company (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                             ANNUAL COMPENSATION
                                                             -------------------      ALL OTHER
                NAME AND PRINCIPAL POSITION                   SALARY     BONUS     COMPENSATION(1)
- -----------------------------------------------------------  --------   --------   ---------------
Raymond J. Hansell.........................................  $159,895   $368,727       $ 6,070
  Vice Chairman and Chief Executive Officer
MarySue Lucci..............................................  $159,895   $ 63,464       $ 7,767
  President and Chief Operating Officer
Michael J. Scharff.........................................  $ 89,343   $ 11,453       $ 5,617
  Senior Vice President of Finance
John F. Owens (2)..........................................  $114,265   $ 11,202       $   123
  Vice President of Telemarketing Operations

- ---------------

(1) Represents the amount in premiums paid by the Company with respect to a life insurance for the benefit of the referenced officer and the amount contributed by the Company to the 401(k) account of the referenced officer.
(2) Mr. Owens served as the Company's Vice President of Telemarketing Operations until December 1995 and currently is employed on a part-time basis.

EMPLOYMENT AGREEMENTS

     On May 24, 1996, the Company entered into an employment agreement with Mr. Hansell providing for Mr. Hansell's employment as Chief Executive Officer of the Company. The initial term of the agreement is to expire on May 31, 1999; however, the agreement will be extended for an additional two years unless either party provides notice of termination to the other at least 180 days before the expiration of such term. At any time during the extended term, either party may terminate upon 180 days' notice. Under the terms of the employment agreement, Mr. Hansell is to be paid an annual salary of $200,000, which will be adjusted annually to reflect increases in the consumer price index. The employment agreement also entitles Mr. Hansell to a discretionary annual bonus and a one-time lump sum payment of $3.0 million in the event the Company sells equity interests in an initial public offering within six months from the date of the agreement. See "Use of Proceeds" and "Certain Transactions." In addition, in the event Mr. Hansell's employment is terminated without cause (as defined in the agreement), the Company is obligated to continue to pay Mr. Hansell's annual salary, fringe benefits and all other compensation and benefits other than the discretionary bonus, as such amounts would have accrued through the end of the initial term of the agreement or, if such termination occurs during the extended term of the agreement, through the end of such term. The employment agreement contains provisions regarding the protection of confidential information and assignment of inventions to the Company, and a covenant not to compete from the date of the agreement until the later to occur of the seventh anniversary thereof or the second anniversary of Mr. Hansell's termination for any reason.

     The Company has also entered into an employment agreement with Ms. Lucci providing for her employment with the Company as President and Chief Operating Officer. The terms of Ms. Lucci's employment agreement are otherwise substantially identical to those contained in Mr. Hansell's employment agreement.

1996 STOCK INCENTIVE PLAN

     Under the Company's 1996 Stock Incentive Plan (the "Plan"), a variety of awards, including stock options, stock appreciation rights and restricted and unrestricted stock grants may be made to the Company's employees, officers, consultants and advisors who are expected to contribute to the Company's future growth and success. There are 950,000 shares of Common Stock reserved for issuance under the Plan. The Compensation Committee will administer the Plan and determine the price and other terms upon which awards shall be made. Stock options may be granted either in the form of incentive stock options or non-statutory stock options. The option exercise price of incentive stock options may not be less than the fair market value of the Common Stock on the date of the grant. While the Company currently anticipates that most grants under this Plan will consist of stock options, the Company may grant stock appreciation rights, which represent rights to receive any excess in value of shares of Common Stock over the exercise price; restricted stock awards, which entitle recipients to acquire shares of Common Stock, subject to the right of the Company to repurchase all or a part of such shares at their purchase price in the event that the conditions specified in the award are not satisfied; or unrestricted stock awards, which represent grants of shares to participants free of any restrictions under the Plan. Options or other awards that are granted under the Plan but expire unexercised are available for future grants. Prior to the completion of this offering, options to purchase 325,000 shares of Common Stock will be granted under the Plan to employees and directors (other than the Founders and affiliates of Advanta Partners) at an exercise price equal to the initial public offering price per share and a vesting schedule that is dependent upon the optionholders' tenure with the Company. No options to purchase Common Stock have been granted to date.

VOTING AGREEMENT

     The Founders and Advanta Partners have entered into a voting agreement (the "Voting Agreement"), effective upon the completion of this offering, pursuant to which Advanta Partners, on the one hand, and the Founders, on the other, agree to vote for two nominees of the other to the Company's Board of Directors. Each party's rights under the Voting Agreement terminate when such party's ownership of Common Stock becomes less than 25% of such ownership immediately after the completion of this offering.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the ownership of the Common Stock as of June 30, 1996, and as adjusted to give effect to the exchange of the Founders' Note and Series A Preferred Stock for 400,000 shares of Common Stock and the sale of the 2,800,000 shares of Common Stock offered pursuant to this Prospectus, (i) by each of the Company's Named Executive Officers and directors; (ii) all of the executive officers and directors as a group; and (iii) each person known to the Company to beneficially own more than five percent of the outstanding shares of Common Stock.

                                                  SHARES BENEFICIALLY OWNED    SHARES TO BE BENEFICIALLY
                                                    PRIOR TO THE OFFERING         OWNED AFTER OFFERING
  EXECUTIVE OFFICERS, DIRECTORS AND BENEFICIAL    --------------------------   --------------------------
                     OWNERS                       NUMBER OF SHARES   PERCENT   NUMBER OF SHARES   PERCENT
- ------------------------------------------------  ----------------   -------   ----------------   -------
Advanta Partners LP(1)..........................      2,873,685        63.9%       2,873,685        37.3%
Anthony P. Brenner(1)(2)........................      2,873,685        63.9        2,873,685        37.3%
Mitchell L. Hollin(1)(3)........................      2,873,685        63.9        2,873,685        37.3%
Raymond J. Hansell(4)...........................      1,500,000        33.3        1,900,000(5)     24.7%
MarySue Lucci(4)................................      1,500,000        33.3        1,900,000(5)     24.7%
Derek Lubner (6)................................            -0-         -0-              -0-         -0-
Herbert Kurtz...................................            -0-         -0-              -0-         -0-
David P. Madigan................................            -0-         -0-              -0-         -0-
Michael J. Scharff..............................            -0-         -0-              -0-         -0-
John F. Owens...................................            -0-         -0-              -0-         -0-
All Executive Officers and Directors as a Group
  (9 persons)(2)(3)(4)(5).......................      4,373,685        97.2%       4,773,685        62.0%

- ---------------

(1) The address of this beneficial owner is Five Horsham Business Center, 300 Welsh Road, Horsham, PA 19044.

(2) Includes 2,873,685 shares of Common Stock owned by Advanta Partners of which Mr. Brenner is the Senior Managing Director. Mr. Brenner could be deemed to beneficially own these shares. In connection with Mr. Brenner's resignation from Advanta Partners, upon the completion of this offering, Advanta Partners will transfer to Mr. Brenner ownership of 219,142 shares of Common Stock.

(3) Includes 2,873,685 shares of Common Stock owned by Advanta Partners, of which Mr. Hollin is a Managing Director. Mr. Hollin could be deemed to beneficially own these shares.
(4) Of the shares indicated, one half are owned by Mr. Hansell and one half are owned by Ms. Lucci. Their address is 40 Morris Avenue, Bryn Mawr, PA 19010. Includes 15,000 shares that Mr. Hansell intends to give as gifts to certain friends and family members in September 1996.
(5) Includes 320,000 shares of Common Stock to be issued upon the exchange of the Founders' Note and 80,000 shares of Common Stock to be issued upon the exchange of all of the outstanding Series A Preferred Stock, in each case assuming an initial public offering price of $12.50 per share.
(6) Mr. Lubner is the nominee of Glengar pursuant to a shareholders' agreement. See "Certain Transactions -- Recapitalization."

                              CERTAIN TRANSACTIONS

RECAPITALIZATION

  General


     On May 24, 1996, the Company completed the Recapitalization as provided under the terms of a Recapitalization and Stock Purchase Agreement (the "Recapitalization Agreement"). In accordance with the Recapitalization
Agreement: (i) the Company redeemed 8,500,000 shares of the Class A Common Stock held by the Founders at an aggregate redemption price consisting of (A) $16.0 million (as adjusted as described below) in cash (the "Initial Cash Redemption Price"), (B) a 6% Subordinated Promissory Note due May 2004 of the Company in favor of the Founders in the initial principal amount of $3.0 million (subject to increase as set forth below) (the "Founders' Note") and (C) 1,000,000 shares of Series A Preferred Stock of the Company with a stated value of $1.00 per share; (ii) Advanta Partners purchased 1,594,112 shares of Class A Common Stock and 1,279,573 shares of Class B Common Stock for an aggregate purchase price of $2,873,685 and 6,226,316 shares of Series B Preferred Stock for an aggregate purchase price of $6,226,316; and (iii) Glengar purchased 126,315 shares of Class A Common Stock for an aggregate purchase price of $126,315 and 273,684 shares of Series B Preferred Stock for an aggregate purchase price of $273,684. See "Management's Discussion and Analysis of Financial Condition and Results of Operation" and "Description of Capital Stock -- Preferred Stock." Total amounts due on account of interest and dividends to be paid to the Founders, Advanta Partners and Glengar pursuant to the Founders' Note, the Series A Preferred Stock and the Series B Preferred Stock from May 24, 1996 through the date of this Prospectus will equal $74,301, $18,575 and $160,986, respectively. In connection with the Recapitalization, the Company entered into the Credit Facility under which it initially borrowed $11.2 million to finance the Initial Cash Redemption Price and repay certain indebtedness of the Company. The Company also issued a warrant to the Credit Facility lender. See "Description of Capital Stock -- Warrant."


     On May 23, 1996, the Company distributed to the Founders as a dividend $4.6 million in accounts receivable, which were substantially all of the Company's outstanding accounts receivable. In connection with this distribution, the Company agreed to use its best efforts to collect such accounts receivable, without fee or commission, and remit the proceeds of such accounts receivable to the Founders. At June 30, 1996, the Company had collected $936,411, but had not yet remitted such amount to the Founders. See Note 3 of Notes to Financial Statements.

  Post-Closing Adjustments to Redemption Price

     Under the terms of the Recapitalization Agreement the Initial Cash Redemption Price was subject to increase or decrease by the amount that actual working capital on May 24, 1996 and actual capital expenditures of the Company for the period from October 1, 1995 through May 24, 1996 are determined to have been greater or less than specified targets for such measures (the "Redemption Price Adjustment"). In August 1996, the Company paid $436,980 to the Founders in full satisfaction of the Redemption Price Adjustment. In addition, the principal amount of the Founders' Note is subject to increase by $1.0 million (the "Additional Amount") if the Company's adjusted earnings for the period May 24, 1996 through September 30, 1996 meet a defined level.

  Exchange of the Founders' Note and Series A Preferred Stock; Conversion of Class B Common Stock

     The Company and the Founders have agreed that the Founders' Note and Series A Preferred Stock will be exchanged for 400,000 shares of Common Stock assuming an initial public offering price of $12.50 per share upon the completion of this offering. For this purpose, it was agreed that the Additional Amount will be included in the principal amount of the Founders' Note regardless of whether the defined earnings level is met and the Series A Preferred Stock will be valued at its $1.0 million stated value. Any accrued and unpaid interest on the Founders' Note and dividends on the Series A Preferred Stock will be paid in cash. In addition, Advanta Partners and Glengar have agreed to convert all shares of Class B Common Stock into Common Stock on a one-for-one basis upon completion of this offering.

  Indemnification

     In connection with the Recapitalization, the Founders, on the one hand, and Advanta Partners, Glengar and the Company, on the other hand, agreed to indemnify each other against any loss suffered by the indemnified parties related to the breach of any representation or warranty or non-fulfillment of any covenant or agreement set forth in the Recapitalization Agreement. The indemnification obligations apply only if the indemnifiable losses exceed $100,000 and are limited to an aggregate of $4.6 million (except for losses resulting from breaches by the Founders of representations, warranties and covenants with respect to tax matters). The representations and warranties expire on May 24, 1998, except for those made by the Founders regarding taxes which survive until the expiration of applicable statutes of limitations.

  Shareholders' Agreement

     The Company's current shareholders entered into a shareholders' agreement (the "Shareholders' Agreement") in connection with the Recapitalization. The majority of the provisions of the Shareholders' Agreement will terminate upon completion of this offering, including provisions entitling the parties to nominate directors to the Company's Board of Directors. After the completion of this offering, and for so long as the Founders and Advanta Partners continue to own in excess of 50% of the outstanding Common Stock, each of the Founders and Advanta Partners (i) may not transfer in any one year following this offering more than 15% of the Common Stock owned by such party at the beginning of such year, except in a registered public offering, and (ii) may not sell any shares of Common Stock without offering the other parties the opportunity to purchase such shares of Common Stock. Transfers by (x) the Founders by will or intestate succession, (y) Advanta Partners to its affiliates and (z) either of the Founders or Advanta Partners in any year of less than 5% of the Common Stock owned by such shareholder at the beginning of that year are not subject to either of the above-described restrictions.

  Fees to Advanta Partners; Advanta Partners' Interest in Other Teleservices Companies


     In connection with the Recapitalization, the Company paid to Advanta Partners an investment banking/advisory fee of $250,000 and agreed to reimburse Advanta Partners for certain of its transaction-related expenses. The Company also entered into a five-year Management Fee Agreement with Advanta Partners pursuant to which the Company agreed to pay Advanta Partners an annual fee of $100,000 for technical and management assistance to be rendered by Advanta Partners to the Company (the "Management Agreement"). The Management Agreement will be terminated upon completion of this offering. Beginning at that time, Advanta Partners will provide consulting services to the Company pursuant to a consulting agreement and will receive annual fees of $50,000 through May 24, 2001. Advanta Partners owns substantial equity interests in two other teleservices companies. Mr. Brenner has been, and is expected after the completion of this offering to be replaced as Advanta Partners' designee as, a director of one of these companies and Mr. Hollin is a director of the other.


TELESERVICES PROVIDED TO ADVANTA

     The Company has provided teleservices to Advanta, of which Advanta Partners is a venture capital affiliate, primarily related to the marketing of insurance and credit card products. Amounts billed by the Company to Advanta equaled $608,860 and $2,130,352 in fiscal 1994 and fiscal 1995, respectively, and $2,615,505 for the nine months ended June 30, 1996. No such amounts were billed in fiscal 1993.

FOUNDERS' LOANS

     The Founders have made long-term unsecured loans to the Company. There have been no repayment terms established on these loans; however, they are subordinated to the Company's bank indebtedness and bear interest at a variable rate (6.5% as of June 30, 1996). The principal amount of this indebtedness was $125,448, $125,448 and $132,975 at September 30, 1993, 1994 and 1995,
respectively. In addition, the Company has advanced amounts to the Founders with respect to their personal tax obligations on an interest-free basis. The largest principal amount outstanding of such indebtedness was $74,500 at June 30, 1996. The amount of $56,117, representing the amount of outstanding indebtedness of the Company to the Founders as of June 30, 1996 less the amount of outstanding indebtedness of the Founders to the Company as of such date, was repaid in full concurrent with the payment of the Redemption Price Adjustment in August 1996.

                          DESCRIPTION OF CAPITAL STOCK

     As of the date of this Prospectus, the authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, no par value (the "Common Stock"), divided into two classes consisting of 10,000,000 authorized shares of (the "Class A Common Stock") and 10,000,000 authorized shares of Class B Non-Voting Common Stock (the "Class B Common Stock"), and 10,000,000 shares of Preferred Stock, $1.00 par value (the "Preferred Stock").

     As of the date of this Prospectus, the Company has 3,220,427 shares of Class A Common Stock, 1,279,573 shares of Class B Common Stock, 1,000,000 shares of Series A Preferred Stock and 6,500,000 shares of Series B Preferred Stock issued and outstanding. Upon completion of this offering, all of the outstanding Class B Common Stock and Series A Preferred Stock will be converted into or exchanged for shares of Common Stock, all of the outstanding Series B Preferred Stock will be redeemed, 2,500,000 additional shares of undesignated preferred stock will be authorized, and the provisions dividing the Common Stock into two classes and establishing the Series A Preferred Stock and Series B Preferred Stock will be eliminated. See "Use of Proceeds" and "Certain
Transactions -- Recapitalization."

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. All holders of Common Stock are entitled to share equally in dividends declared on the Common Stock. Stock dividends may be paid on Common Stock, whether or not there are shares of Preferred Stock outstanding, as long as they are paid on all classes of Common Stock, and such dividends must be paid only in shares of the class on which they are being so paid. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after payment has been made to the holders of shares of Preferred Stock, if any, for the full amount to which they are entitled, the holders of the shares of Common Stock are entitled to share equally in the assets available for distribution.

     The Company will be selling Common Stock pursuant to this offering. All currently outstanding shares of Common Stock are, and upon issuance as set forth herein, the shares of Common Stock being sold by the Company will be, duly authorized, validly issued, fully paid and non-assessable.

PREFERRED STOCK

  Series A Preferred Stock

     Holders of Series A Preferred Stock are entitled to receive dividends at a rate of 6% per year, payable quarterly in arrears on the same terms and subject to certain restrictions. Unpaid dividends continue to accrue and accumulate at the above-described dividend rate until paid. With respect to the payment of dividends, the Series A Preferred Stock ranks senior to the Common Stock and the Series B Preferred Stock. Holders of Series A Preferred Stock have the right to require the Company to redeem such shares under certain terms and conditions. The outstanding Series A Preferred Stock will be exchanged for Common Stock at the initial public offering price upon completion of this offering. See "Certain Transactions -- Recapitalization."

  Series B Preferred Stock

     Holders of Series B Preferred Stock are entitled to dividends at a rate of 8% per annum, payable in cash quarterly in arrears. Cash dividends may not be paid until the date that no shares of Series A Preferred Stock remain outstanding. If the payment of cash dividends is then prohibited, the Company will pay dividends currently by the issuance of additional shares of Series B Preferred Stock whose stated value equals the amount of dividends that otherwise would be payable. The outstanding Series B Preferred Stock, including accrued and unpaid dividends, will be redeemed with a portion of the net proceeds of this offering. See "Use of Proceeds."

     Holders of Series A Preferred Stock and Series B Preferred Stock are not entitled to vote, except on any matter submitted to shareholders that would create a class of Preferred Stock senior to or pari passu with such class, in which case two-thirds of the outstanding shares of such class are required to approve the action.

  Undesignated Preferred Stock

     Pursuant to an amendment to the Articles to be filed prior to the completion of this offering, the Board of Directors will be authorized, without further action by the shareholders, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to establish the designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights and other special or relative rights of any series of Preferred Stock so issued. The issuance of shares of Preferred Stock could adversely affect the voting power and other rights of holders of Common Shares. Because the terms of the Preferred Stock may be fixed by the Board of Directors of the Company without shareholder action, the Preferred Stock could be issued quickly with terms designed to defeat a proposed takeover of the Company, or to make the removal of management of the Company more difficult. The authority to issue Preferred Stock or rights to purchase such stock could be used to discourage a change in control of the Company. Management of the Company is not aware of any such threatened transaction to obtain control of the Company, and the Board of Directors has no current plans to designate and issue any additional shares of Preferred Stock.

WARRANT

     In connection with obtaining the Credit Facility, the Company issued to Chemical Bank a warrant which, upon completion of this offering, will be exercisable to purchase 142,105 shares of Common Stock at an exercise price of $.01 per share. The warrant expires on May 31, 2006. The Company has granted to Chemical Bank certain rights to register under the Securities Act the sale of shares of Common Stock to be issued upon exercise of the warrant.

CERTAIN PROVISIONS THAT MAY HAVE AN ANTI-TAKEOVER EFFECT

     Provisions of the Articles and the Company's Amended and Restated Bylaws (the "Bylaws") may have an antitakeover effect and may delay, defer or prevent a tender offer or takeover attempt not approved by the Board of Directors, including those made at a premium over the prevailing market price of the Common Stock held by shareholders.

     The Company's classified Board of Directors and the authority of the Board to issue Preferred Stock and establish certain rights, preferences, privileges, limitations and other special rights therefor without any further vote or action by the shareholders of the Company could have the effect of delaying, impeding or discouraging the acquisition of control of the Company in a transaction not approved by the Board of Directors. The provision of the Bylaws classifying the Board of Directors may only be repealed or amended by vote of shareholders entitled to cast 75% of the votes at a shareholders meeting. See
"Management -- Classified Board; Addition of Independent Directors; Committees." In addition, the Company may obtain shareholder approval for certain actions without calling a meeting or soliciting proxies because the Articles and Bylaws permit actions by written consent of shareholders holding a majority of the shares of Common Stock.

     Subchapter F of Chapter 25 of the Pennsylvania Business Corporation Law of 1988, as amended (the "PBCL"), which is applicable to the Company, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders. In general, Subchapter F of Chapter 25 of the PBCL delays for five years and imposes conditions upon "business combinations" between an "interested shareholder" and the Company, unless prior approval of the Board of Directors is given. The term "business combination" is defined broadly to include various merger, consolidation, division, exchange or sale transactions, including transactions utilizing the Company's assets for purchase price amortization or refinancing purposes. An "interested shareholder," in general, would be a beneficial owner of shares entitling that person to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors of the Company.

LIMITATION OF LIABILITY; INDEMNIFICATION OF OFFICERS AND DIRECTORS

     As permitted by the PBCL, the Bylaws provide that a director shall not be personally liable for monetary damages as such for any action taken, or any failure to take any action, unless the director breaches or fails to perform the duties of his or her office under the PBCL, and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. These provisions of the Bylaws, however, do not apply to the responsibility or liability of a director pursuant to any criminal statute, or to the liability of a director for the payment of taxes pursuant to local, Pennsylvania or federal law. These provisions offer persons who serve on the Board of Directors of the Company protection against awards of monetary damages for negligence in the performance of their duties. The Bylaws also provide that every person who is or was a director or executive officer of the Company, or of any corporation which he served as such at the request of the Company, shall be indemnified by the Company to the fullest extent permitted by law against all expenses and liabilities reasonably incurred by or imposed upon him, in connection with any proceeding to which he may be made, or threatened to be made, a party, or in which he may become involved by reason of his being or having been a director or executive officer of the Company, or of such other Company, whether or not he is a director or executive officer of the Company or such other Company at the time the expenses or liabilities are incurred.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is StockTrans, Inc.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for the Common Stock. Sales of substantial amounts of shares of the Common Stock in the public market following this offering could adversely affect the market price of the Common Stock, making it more difficult for the Company to sell equity securities in the future at a time and price which it deems appropriate.


     Upon the completion of this offering, assuming no exercise of outstanding options, the Company will have outstanding 7,700,000 shares of Common Stock. Of these shares, the 2,800,000 shares of Common Stock sold in this offering will be freely tradeable without restriction or registration under the Securities Act. The remaining 4,900,000 shares of Common Stock outstanding as of the date of this Prospectus are "restricted securities" as defined by Rule 144. Of these, the 1,500,000 shares held by the Founders (including shares to be issued in exchange for the Founders' Note and Series A Preferred Stock) would be able to be sold in accordance with the provisions of Rule 144 beginning 90 days after the date of this Prospectus. The Founders have agreed that prior to September 1998 they will not sell or otherwise dispose of in an unregistered transaction any of the 400,000 shares of Common Stock they will receive upon conversion and exchange of the Series A Preferred Stock and the Founders' Note. The balance cannot be sold until May 1998 at the earliest unless they are registered under the Securities Act. All of the Company's officers, directors and current securityholders have agreed not to sell or otherwise dispose of any such shares for a period of 180 days after the date of this Prospectus without the prior written consent of Smith Barney Inc., except that Advanta Partners may transfer such shares to its partners and their affiliates without such consent.


     In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least two years (or one year if the currently proposed amendments to Rule 144 become effective), including an "affiliate," as that term is defined in the Securities Act, is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock (approximately 77,000 shares after the completion of this offering), or the average weekly trading volume during the four calendar weeks preceding filing of notice of such sale, subject to certain requirements concerning availability of public information, manner and notice of sale.

     In addition, affiliates must comply with the restrictions and requirements of Rule 144, other than the two-year holding period requirements, in order to sell shares of Common Stock which are not restricted securities. Under Rule 144(k), a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned restricted shares for at least a three year holding period may resell such shares without compliance with the foregoing requirements. The Securities and Exchange Commission is considering a proposal to amend Rule 144 to shorten the two-year and three-year holding periods referred to above to one and two years, respectively.

     Upon the completion of this offering, there will be 325,000 shares of Common Stock issuable upon exercise of options granted under the 1996 Stock Incentive Plan and 142,105 shares of Common Stock issuable upon exercise of the warrant granted in connection with the Credit Facility. The Company intends to file a Form S-8 registration statement covering the shares issuable under the 1996 Stock Incentive Plan within one year from the date of this Prospectus. The shares registered under such registration statement will be available for resale in the open market upon the exercise of vested options, subject to Rule 144 volume limitations applicable to affiliates. The holder of the warrant has the right to have the shares issuable upon exercise thereof included in future registration statements filed by the Company, subject to specified limitations.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Company has agreed to sell to such Underwriter, shares of Common Stock which equal the number of shares set forth opposite the name of such Underwriter below.

                                                                               NUMBER OF
                                   UNDERWRITER                                   SHARES
    -------------------------------------------------------------------------  ----------
    Smith Barney Inc.........................................................
    Hambrecht & Quist LLC....................................................
                                                                               ----------
              Total..........................................................   2,800,000
                                                                                =========

     The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters, for whom Smith Barney Inc. and Hambrecht & Quist LLC are acting as Representatives, propose initially to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of $          per share under the public offering
price. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of $          per share to other Underwriters or to certain other
dealers. After the initial public offering, the public offering price and such concessions may be changed by the Underwriters. The Representatives have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

     The Company has granted to the Underwriters an option exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 420,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof less underwriting discounts and commissions. The Underwriters may exercise such option to purchase additional shares solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of the shares offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares in such table.

     At the Company's request, the Representatives have agreed to reserve up to 100,000 shares of Common Stock for sale at the public offering price to Company employees and other persons having certain relationships with the Company. The number of shares available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares not purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.


     The Company and its directors, executive officers and current securityholders have agreed that, for a period of 180 days after the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for any shares of Common Stock except, in the case of the Company and Advanta Partners, in certain limited circumstances.


     Prior to this offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the Common Stock has been determined by negotiations between the Company and the Representatives of the Underwriters. Among the factors considered in determining the initial public offering price were the history of, and the prospects for, the Company's business and the industry in which it competes, an assessment of the Company's management, its past and present operations, its past and present earnings and the trend of such earnings, the prospects for earnings of the Company, the present state of the

Company's development, the general condition of the securities market at the time of this offering and the market prices and earnings of similar securities of comparable companies at the time of the offering.

                                 LEGAL MATTERS

     Wolf, Block, Schorr and Solis-Cohen, Philadelphia, Pennsylvania, has rendered an opinion that the shares of Common Stock offered hereby will be legally issued, fully paid and non-assessable. Certain legal matters relating to this offering will be passed upon for the Underwriters by Pepper, Hamilton & Scheetz, Philadelphia, Pennsylvania.

                                    EXPERTS

     The financial statements included in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP and Asher & Company, Ltd., independent public accountants, and are included herein in reliance upon the authority of said firms as experts in giving said reports.

             INFORMATION CONCERNING INDEPENDENT PUBLIC ACCOUNTANTS

     In June 1996, the Company engaged Arthur Andersen LLP as independent public accountants to audit the Company's financial statements for fiscal 1995, replacing the firm of Asher & Company, Ltd., which had previously served as the Company's independent public accountants and had completed its audit of the Company's financial statements for fiscal 1993 and fiscal 1994. The Company's decision to change accountants was ratified by the Board of Directors of the Company.

     In connection with the audit of the Company's financial statements for fiscal 1993 and fiscal 1994, there were no disagreements with Asher & Company, Ltd. during such two years or during the period through the date of such firm's replacement on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which if not resolved to its satisfaction would have caused Asher & Company, Ltd. to make reference thereto in connection with its report. Asher & Company, Ltd.'s reports on the Company's financial statements for fiscal 1993 and fiscal 1994 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the shares of Common Stock, reference is hereby made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained at prescribed rates from the Public Reference Section of the Commission, Washington, D.C. 20549. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov. The Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR.

     The Company intends to furnish to its shareholders annual reports containing financial statements audited by an independent accounting firm and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                             RMH TELESERVICES, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                     PAGE
                                                                                 ------------
Reports of Independent Public Accountants......................................  F-2 and F-3
Balance Sheets.................................................................      F-4
Statements of Operations.......................................................      F-5
Statements of Shareholders' Equity (Deficit)...................................      F-6
Statements of Cash Flows.......................................................      F-7
Notes to Financial Statements..................................................      F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To RMH Teleservices, Inc.:

     We have audited the accompanying balance sheets of RMH Teleservices, Inc. (a Pennsylvania corporation) as of September 30, 1995 and June 30, 1996, and the related statements of operations, shareholders' equity (deficit) and cash flows for the year ended September 30, 1995 and the nine months ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RMH Teleservices, Inc. as of September 30, 1995 and June 30, 1996, and the results of its operations and its cash flows for the year ended September 30, 1995 and the nine months ended June 30, 1996, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Philadelphia, Pa.,
July 19, 1996

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To RMH Teleservices, Inc.:

     We have audited the accompanying balance sheet of RMH Teleservices, Inc. (a Pennsylvania corporation) as of September 30, 1994, and the related statements of operations, shareholders' equity and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RMH Teleservices, Inc. as of September 30, 1994, and the results of its operations and its cash flows for each of the two years in the period then ended in conformity with generally accepted accounting principles.

                                          ASHER & COMPANY, LTD.

Philadelphia, Pa.,
June 27, 1996

                             RMH TELESERVICES, INC.

                                 BALANCE SHEETS

                                                            SEPTEMBER 30,                       JUNE 30, 1996
                                                      -------------------------   -----------------------------------------
                                                         1994          1995          ACTUAL
                                                      -----------   -----------   ------------    PRO FORMA     PRO FORMA
                                                                                                  (NOTE 11)    AS ADJUSTED
                                                                                                 -----------    (NOTE 11)
                                                                                                 (UNAUDITED)   ------------
                                                                                                               (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash..............................................  $   511,665   $   322,024   $    747,118   $   741,349   $  5,841,349
  Accounts receivable, net of allowance for doubtful
    accounts of $2,600, $47,000 and $2,500 in 1994,
    1995 and 1996...................................    2,665,602     4,449,351      4,312,729     4,312,729      4,312,729
  Receivables from Founders.........................       32,000        34,500         74,500        74,500         74,500
  Prepaid expenses..................................      164,462       182,518        236,423       236,423        236,423
  Deferred income taxes.............................           --            --         28,500        28,500         28,500
                                                      -----------   -----------   ------------   -----------   ------------
        Total current assets........................    3,373,729     4,988,393      5,399,270     5,393,501     10,493,501
                                                      -----------   -----------   ------------   -----------   ------------
PROPERTY AND EQUIPMENT:
  Communications and computer equipment.............    3,147,032     4,959,500      6,511,964     6,511,964      6,511,964
  Furniture and fixtures............................      417,070       732,135      1,064,334     1,064,334      1,064,334
  Leasehold improvements............................      204,490       322,106        494,594       494,594        494,594
                                                      -----------   -----------   ------------   -----------   ------------
                                                        3,768,592     6,013,741      8,070,892     8,070,892      8,070,892
  Less --  Accumulated depreciation and
    amortization....................................   (1,649,491)   (2,349,792)    (3,115,279)   (3,115,279)    (3,115,279)
                                                      -----------   -----------   ------------   -----------   ------------
        Net property and equipment..................    2,119,101     3,663,949      4,955,613     4,955,613      4,955,613
                                                      -----------   -----------   ------------   -----------   ------------
OTHER ASSETS........................................       83,240       104,841        552,449       552,449         53,764
                                                      -----------   -----------   ------------   -----------   ------------
DEFERRED INCOME TAXES...............................           --            --             --            --      2,479,560
                                                      -----------   -----------   ------------   -----------   ------------
                                                      $ 5,576,070   $ 8,757,183   $ 10,907,332   $10,901,563   $ 17,982,438
                                                       ==========    ==========    ===========    ==========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Borrowings on lines of credit.....................  $   700,000   $   975,000   $         --   $        --   $         --
  Current portion of long-term debt.................      124,568       205,006      1,100,000     1,100,000             --
  Current portion of capitalized lease
    obligations.....................................      272,243       353,716         55,528        55,528         55,528
  Accounts payable..................................      794,413     1,126,768        189,094       189,094        189,094
  Accrued expenses..................................      613,803     1,206,226      1,731,103     1,725,334      1,675,334
  Deferred income taxes.............................       40,000        61,000             --            --             --
  Payable to Founders on Common Stock redemption....           --            --        436,980       436,980        436,980
  Payables to Founders..............................           --            --      1,067,028     1,067,028      1,067,028
                                                      -----------   -----------   ------------   -----------   ------------
        Total current liabilities...................    2,545,027     3,927,716      4,579,733     4,573,964      3,423,964
                                                      -----------   -----------   ------------   -----------   ------------
LONG-TERM DEBT......................................      355,444       592,105     12,461,501    12,461,501             --
                                                      -----------   -----------   ------------   -----------   ------------
CAPITALIZED LEASE OBLIGATIONS.......................      622,916       436,338          8,136         8,136          8,136
                                                      -----------   -----------   ------------   -----------   ------------
LOANS PAYABLE TO FOUNDERS...........................      125,448       132,975             --            --             --
                                                      -----------   -----------   ------------   -----------   ------------
DEFERRED INCOME TAXES...............................           --            --        807,831            --             --
                                                      -----------   -----------   ------------   -----------   ------------
REDEEMABLE WARRANT..................................           --            --        450,000            --             --
                                                      -----------   -----------   ------------   -----------   ------------
SUBORDINATED NOTE PAYABLE TO FOUNDERS
  (face amount of $3,000,000).......................           --            --      2,036,212            --             --
                                                      -----------   -----------   ------------   -----------   ------------
REDEEMABLE PREFERRED STOCK
  (liquidation value of $7,500,000).................           --            --      4,338,505     3,809,399             --
                                                      -----------   -----------   ------------   -----------   ------------
REDEEMABLE CLASS A VOTING COMMON
  STOCK.............................................           --            --      2,865,000            --             --
                                                      -----------   -----------   ------------   -----------   ------------
COMMITMENTS AND CONTINGENCIES (Note 9)
SHAREHOLDERS' EQUITY (DEFICIT):
  Class A Voting Common Stock.......................       80,200        80,200      3,278,666    12,311,047     41,270,446
  Class B Non-Voting Common Stock...................           --            --      2,438,275            --             --
  Common Stock warrant outstanding..................           --            --             --       450,000        450,000
  Retained earnings (deficit).......................    1,847,035     3,587,849    (22,356,527)  (22,712,484)   (27,170,108)
                                                      -----------   -----------   ------------   -----------   ------------
        Total shareholders' equity (deficit)........    1,927,235     3,668,049    (16,639,586)   (9,951,437)    14,550,338
                                                      -----------   -----------   ------------   -----------   ------------
                                                      $ 5,576,070   $ 8,757,183   $ 10,907,332   $10,901,563   $ 17,982,438
                                                       ==========    ==========    ===========    ==========    ===========

        The accompanying notes are an integral part of these statements.

                             RMH TELESERVICES, INC.

                            STATEMENTS OF OPERATIONS

                                                                                NINE MONTHS ENDED
                                       YEAR ENDED SEPTEMBER 30,                     JUNE 30,
                                ---------------------------------------     -------------------------
                                   1993          1994          1995                          1996
                                -----------   -----------   -----------        1995       -----------
                                                                            -----------
                                                                            (UNAUDITED)
REVENUES......................  $10,292,032   $17,105,333   $25,544,790     $18,446,937   $23,562,206
                                -----------   -----------   -----------     -----------   -----------
OPERATING EXPENSES:
  Cost of services............    7,642,130    13,285,998    18,209,525      13,102,443    16,325,265
  Selling, general and
     administrative...........    2,075,563     3,007,363     5,311,905       3,618,979     4,807,287
                                -----------   -----------   -----------     -----------   -----------
          Total operating
            expenses..........    9,717,693    16,293,361    23,521,430      16,721,422    21,132,552
                                -----------   -----------   -----------     -----------   -----------
          Operating income....      574,339       811,972     2,023,360       1,725,515     2,429,654
INTEREST EXPENSE..............      136,888       169,641       261,546         182,099       374,444
                                -----------   -----------   -----------     -----------   -----------
          Income before income
            taxes.............      437,451       642,331     1,761,814       1,543,416     2,055,210
INCOME TAXES..................           --        40,000        21,000          18,500       391,500
                                -----------   -----------   -----------     -----------   -----------
NET INCOME....................      437,451       602,331     1,740,814       1,524,916     1,663,710
PREFERRED STOCK DIVIDENDS.....           --            --            --              --        86,765
                                -----------   -----------   -----------     -----------   -----------
NET INCOME AVAILABLE TO COMMON
  SHAREHOLDERS................  $   437,451   $   602,331   $ 1,740,814     $ 1,524,916   $ 1,576,945
                                ===========   ===========   ===========     ===========   ===========
PRO FORMA DATA (UNAUDITED)
  (Note 2):
  Historical income before
     income taxes.............                              $ 1,761,814                   $ 2,055,210
  Pro forma income taxes......                                  713,535                       832,360
  Preferred Stock dividends...                                       --                        86,765
                                                            -----------                   -----------
  Pro forma net income
     available to Common
     shareholders.............                              $ 1,048,279                   $ 1,136,085
                                                            ===========                   ===========
  Pro forma net income per
     Common share.............                              $       .23                   $       .24
                                                            ===========                   ===========
  Shares used in computing pro
     forma net income per
     Common share.............                                4,642,105                     4,642,105
                                                            ===========                   ===========
  Supplemental pro forma net
     income per Common
     share....................                              $       .18                   $       .22
                                                            ===========                   ===========
  Shares used in computing
     supplemental pro forma
     net income per Common
     share....................                                6,682,105                     6,682,105
                                                            ===========                   ===========

        The accompanying notes are an integral part of these statements.

                             RMH TELESERVICES, INC.

                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                       CLASS A VOTING          CLASS B NON-VOTING                        TOTAL
                                        COMMON STOCK              COMMON STOCK          RETAINED     SHAREHOLDERS'
                                   -----------------------   ----------------------     EARNINGS        EQUITY
                                     SHARES       AMOUNT      SHARES       AMOUNT      (DEFICIT)       (DEFICIT)
                                   ----------   ----------   ---------   ----------   ------------   -------------
BALANCE, SEPTEMBER 30, 1992......  10,000,000   $   80,200          --   $       --   $    807,253   $     887,453
Net income.......................          --           --          --           --        437,451         437,451
                                   ----------   ----------   ---------   ----------   ------------    ------------
BALANCE, SEPTEMBER 30, 1993......  10,000,000       80,200          --           --      1,244,704       1,324,904
Net income.......................          --           --          --           --        602,331         602,331
                                   ----------   ----------   ---------   ----------   ------------    ------------
BALANCE, SEPTEMBER 30, 1994......  10,000,000       80,200          --           --      1,847,035       1,927,235
Net income.......................          --           --          --           --      1,740,814       1,740,814
                                   ----------   ----------   ---------   ----------   ------------    ------------
BALANCE, SEPTEMBER 30, 1995......  10,000,000       80,200          --           --      3,587,849       3,668,049
Distribution of accounts
  receivable.....................          --           --          --           --     (4,600,000)     (4,600,000)
Sale of Class A and Class B
  Common Stock...................   1,720,427    3,278,666   1,279,573    2,438,275             --       5,716,941
Redemption of Class A Common
  Stock..........................  (8,500,000)     (68,170)         --           --    (20,068,351)    (20,136,521)
Reclassification of Redeemable
  Class A Common Stock outside of
  shareholders' equity...........  (1,500,000)     (12,030)         --           --     (2,852,970)     (2,865,000)
Net income.......................          --           --          --           --      1,663,710       1,663,710
Dividends on Series A and Series
  B Preferred Stock..............          --           --          --           --        (86,765)        (86,765)
                                   ----------   ----------   ---------   ----------   ------------    ------------
BALANCE, JUNE 30, 1996...........   1,720,427   $3,278,666   1,279,573   $2,438,275   $(22,356,527)  $ (16,639,586)
                                   ==========   ==========   =========   ==========   ============    ============

        The accompanying notes are an integral part of these statements.

                             RMH TELESERVICES, INC.

                            STATEMENTS OF CASH FLOWS

                                                                              NINE MONTHS ENDED
                                         YEAR ENDED SEPTEMBER 30,                  JUNE 30,
                                    -----------------------------------   --------------------------
                                      1993        1994         1995                         1996
                                    ---------   ---------   -----------      1995       ------------
                                                                          -----------
                                                                          (UNAUDITED)
OPERATING ACTIVITIES:
  Net income......................  $ 437,451   $ 602,331   $ 1,740,814   $ 1,524,916   $  1,576,945
  Adjustments to reconcile net
     income to net cash provided
     by operating activities --
     Depreciation and
       amortization...............    452,619     638,734       786,065       506,132        765,487
     Loss on disposal of
       equipment..................      4,950          --        73,230            --             --
     Deferred income taxes........         --      40,000        21,000       (20,674)       241,500
     Imputed interest and
       dividends..................         --          --            --            --         54,293
     Amortization of deferred
       financing costs............         --          --            --            --          6,945
     Changes in operating assets
       and liabilities --
       Accounts receivable........   (882,547)   (965,764)   (1,783,749)   (2,108,170)       136,622
       Prepaid expenses...........    (48,697)    (69,726)      (18,056)      (32,614)       (53,905)
       Other assets...............      4,746     (23,549)      (21,601)       33,193         51,077
       Accounts payable...........     47,018     486,062       332,355        99,828       (937,674)
       Accrued expenses...........    480,974     (48,699)      592,423       111,174        515,599
                                       ------      ------       -------       -------       --------
          Net cash provided by
            operating
            activities............    496,514     659,389     1,722,481       113,785      2,356,889
                                       ------      ------       -------       -------       --------
INVESTING ACTIVITIES:
  Purchases of property and
     equipment....................   (253,152)   (338,564)   (2,197,482)     (891,797)    (1,951,716)
  Proceeds from disposal of
     equipment....................     77,199          --            --            --             --
                                       ------      ------       -------       -------       --------
          Net cash used in
            investing
            activities............   (175,953)   (338,564)   (2,197,482)     (891,797)    (1,951,716)
                                       ------      ------       -------       -------       --------
FINANCING ACTIVITIES:
  Net borrowings (repayments) on
     lines of credit..............    140,000     300,000       275,000       575,000       (975,000)
  Proceeds from long-term debt....         --     513,847       500,000       500,000     15,100,000
  Repayments on long-term debt....    (97,880)    (85,322)     (182,901)     (126,700)    (1,887,001)
  Repayments on capitalized lease
     obligations..................   (301,624)   (740,700)     (311,766)     (253,184)      (830,880)
  Borrowings from Founders........         --          --         5,027        32,000      1,006,251
  Repayments to Founders..........         --     (32,000)           --            --       (112,198)
  Proceeds from sale of Preferred
     and Common Stock.............         --          --            --            --      9,500,000
  Redemption of Common Stock......         --          --            --            --    (16,675,621)
  Distribution to Founders........         --          --            --            --     (4,600,000)
  Deferred financing costs........         --          --            --            --       (505,630)
                                       ------      ------       -------       -------       --------
          Net cash provided by
            (used in) financing
            activities............   (259,504)    (44,175)      285,360       727,116         19,921
                                       ------      ------       -------       -------       --------
NET INCREASE (DECREASE) IN CASH...     61,057     276,650      (189,641)      (50,896)       425,094
CASH, BEGINNING OF PERIOD.........    173,958     235,015       511,665       511,665        322,024
                                       ------      ------       -------       -------       --------
CASH, END OF PERIOD...............  $ 235,015   $ 511,665   $   322,024   $   460,769   $    747,118
                                       ======      ======       =======       =======       ========

        The accompanying notes are an integral part of these statements.

                             RMH TELESERVICES, INC.

                         NOTES TO FINANCIAL STATEMENTS
                        (INFORMATION FOR THE NINE MONTHS
                       ENDED JUNE 30, 1995 IS UNAUDITED)

1.  BACKGROUND:

     RMH Teleservices, Inc. (the Company) is a leading provider of outbound teleservices to major corporations in the insurance and financial services industries. The Company was founded in 1983 by two individuals (the Founders). On May 24, 1996, the Company completed a leveraged recapitalization (the Recapitalization) pursuant to which a portion of the Common Stock owned by the Founders was redeemed and two investors (the Investors) purchased Preferred and Common Stock (see Note 3). These transactions were accounted for as a sale of newly issued stock by the Company and a redemption of previously outstanding shares. Accordingly, the historical bases of the Company's assets and liabilities have been retained.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

INTERIM FINANCIAL STATEMENTS

     The statements of operations and cash flows for the nine months ended June 30, 1995 are unaudited and, in the opinion of management of the Company, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the results for that period. The results of operations for the nine months ended June 30, 1996 are not necessarily indicative of the results to be expected for the full year.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

     The Company recognizes revenues on programs as services are performed, generally based on hours incurred.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Depreciation and amortization are provided over the estimated useful lives of the applicable assets using the straight-line method. The lives used are as follows:

    Computer equipment......................................................      5 years
    Communications equipment................................................    5-7 years
    Furniture and fixtures..................................................      7 years
    Leasehold improvements..................................................    Lesser of
                                                                               lease term
                                                                                or useful
                                                                                     life

     Repairs and maintenance are charged to expense as incurred, while additions and betterments are capitalized. Gains or losses on the disposition of property and equipment are charged to operations.

     Equipment under capital leases included in property and equipment is $2,204,468, $2,425,250 and $2,530,685, with accumulated depreciation of $830,315, $1,265,307 and $1,556,129 as of September 30, 1994 and 1995 and June
30, 1996, respectively.

INCOME TAXES

     Prior to May 24, 1996, the Company was an S Corporation for federal and Pennsylvania income tax purposes and, accordingly, income was passed through to the shareholders and taxed at the individual level.

                             RMH TELESERVICES, INC.

The Company was not an S Corporation in New Jersey and, therefore, the Company paid income taxes on its taxable income in that state. The S Corporation status was terminated on May 24, 1996 (see Note 8).

     On October 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." SFAS No. 109 requires a change from the deferred method of accounting for income taxes to the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences, measured by enacted tax rates, attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards, for years which taxes are expected to be paid or recovered. The impact of adopting SFAS No. 109 was not material to the statement of operations for the year ended September 30, 1994.

SUPPLEMENTAL CASH FLOW INFORMATION

     For the years ended September 30, 1993, 1994 and 1995, and the nine months ended June 30, 1995 and 1996, the Company paid interest of $136,888, $165,207, $252,828, $165,172 and $211,599, respectively. Capitalized lease obligations of $672,903, $765,689 and $220,782 were incurred on equipment leases entered into in fiscal 1993, 1994 and 1995, and $154,788 and $105,435 for the nine months ended June 30, 1995 and 1996, respectively.

MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK

     The Company is dependent on several large customers for a significant portion of its revenues. Three customers accounted for 31.3%, 23.7% and 21.3% of revenues for the year ended September 30, 1993. Four customers accounted for 23.7%, 19.2%, 18.8% and 16.2% of revenues for the year ended September 30, 1994 and four customers accounted for 29.2%, 18.8%, 14.6% and 12.7% of revenues for the year ended September 30, 1995. Three customers accounted for 39.4%, 21.4% and 11.1% of revenues for the nine months ended June 30, 1996. The loss of one or more of these customers could have a materially adverse effect on the Company's business.

     As a result of the issuance of the Preferred and Common Stock to one of the Investors (see Note 3), the Company is now affiliated with one of its customers. This customer represented 3.6% and 8.3% of revenues for the year ended September 30, 1994 and 1995, respectively, and 11.1% for the nine months ended June 30, 1996. There were no sales to this customer for the year ended September 30, 1993.

     In fiscal 1993, 1994 and 1995, revenues from customers within the insurance industry accounted for 80.9%, 63.3% and 59.3% of revenues, respectively, and customers within the financial services industry accounted for 18.4%, 36.4% and 39.7% of revenues, respectively. Customers in the insurance and financial services industry accounted for 74.0% and 19.2%, respectively, of revenues in the nine months ended June 30, 1996.

     Concentration of credit risk is limited to accounts receivable and is subject to the financial conditions of the Company's customers. Three of the Company's largest customers are engaged in transactions with each other and represent a single credit risk to the Company. The Company does not require collateral or other securities to support customer receivables. At June 30, 1996, the accounts receivable from the customers that represent a single credit risk were $3,234,496 and the accounts receivable from the customer affiliated with one of the Investors were $161,691.

CASH

     The Company maintains cash accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses from maintaining cash accounts in excess of federally insured limits. Management believes that it is not exposed to any significant credit risks on its cash accounts.

                             RMH TELESERVICES, INC.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Cash, accounts receivable, accounts payable and accrued liabilities are reflected in the financial statements at fair value due to the short-term nature of those instruments. The carrying amount of the long-term debt and capitalized lease obligations approximates fair value at September 30, 1995 and June 30, 1996.

NEW ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board has issued SFAS No. 123, "Accounting for Stock-Based Compensation." The Company is required to adopt this standard for the year ending September 30, 1997. The Company has elected to adopt the disclosure requirement of this pronouncement. Accordingly, this pronouncement will have no impact on the Company's reported financial position or results of operations.

     The Financial Accounting Standards Board has issued SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The Company is required to adopt this standard at the beginning of the fiscal year ending September 30, 1997. Management believes that the adoption of this standard will have no impact on the Company's reported financial position or results of operations.

PRO FORMA NET INCOME PER SHARE

     Pro forma net income per share was calculated by dividing pro forma net income available to Common shareholders by 4,642,105 shares. The shares represent the 4,500,000 shares of Common Stock outstanding and the 142,105 shares of Common Stock issuable upon the exercise of the bank's warrant (see
Note 4).

SUPPLEMENTAL PRO FORMA NET INCOME PER SHARE

     Supplemental pro forma net income per share is based on the number of shares used in the calculation of pro forma net income per share plus the number of shares that will be issued at an assumed public offering price of $12.50 per share in exchange for the Founders' Note and the Series A Preferred, to repay the Term Loan and redeem the Series B Preferred. Pro forma net income available to Common shareholders is increased by $155,620 and $309,559 for the year ended September 30, 1995 and the nine months ended June 30, 1996, respectively, for the elimination of interest expense, net of tax, and the elimination of the Preferred Stock dividends.

3.  RECAPITALIZATION:

     On May 24, 1996, the Company authorized (i) 20,000,000 shares of Common Stock, no par value, consisting of 10,000,000 shares of Class A Voting Common Stock (the Class A Common) and 10,000,000 shares of Class B Non-Voting Common Stock (the Class B Common) and (ii) 10,000,000 shares of Preferred Stock, of which 1,000,000 shares were designated as Series A Preferred Stock (the Series A Preferred) and 6,500,000 shares were designated as Series B Preferred Stock (the Series B Preferred). The previously outstanding Common Stock was converted into 10,000,000 shares of Class A Common. All references in the accompanying financial statements to the number of Common shares have been retroactively restated to reflect the recapitalization.

                             RMH TELESERVICES, INC.

COMMON STOCK REDEMPTION

     On May 24, 1996, the Company redeemed 8,500,000 shares of Class A Common for $19,855,006, as follows:

    Cash payment............................................................  $16,001,646
    Final redemption price adjustment (to be paid in August 1996)...........      436,980
    Issuance of 6%, $3,000,000 subordinated note payable to Founders (the
      "Founders' Note").....................................................    2,022,639
    Issuance of 1,000,000 shares of 6%, Series A Preferred..................      524,450
    Deferred tax liability for difference in basis of Founders' Note (see
      Note 8)...............................................................      476,831
    Transaction costs.......................................................      673,975
                                                                              -----------
                                                                              $20,136,521
                                                                              ===========

     The face amounts of the Founders' Note and Series A Preferred have been discounted at estimated market rates of 14% and 15% for interest and dividends, respectively, on similar-type instruments. The original issue discounts are being amortized over the terms of the Founders' Note and the Series A Preferred.

     On May 23, 1996, the Company distributed $4,600,000 of accounts receivable to the Founders as a Subchapter S distribution of previously taxed income. The Company is collecting these receivables on behalf of the Founders and included in payables to Founders at June 30, 1996 is $936,411 of receivables collected by the Company but not yet remitted to the Founders (see Note 7).


     The Founders' Note currently has a face amount of $3,000,000 and is subordinated to all other liabilities. The Founders' Note bears interest at an annual rate of 6%, payable quarterly, and becomes due in two equal installments on May 24, 2003 and 2004, subject to acceleration upon the occurrence of certain defined events, including an initial public offering. The provisions of the Founders' Note, among other things, limit the incurrence of debt, as defined. If a defined earnings level for the period from May 24, 1996 through September 30, 1996 is met, the face amount of the Founders' Note will increase by $1,000,000 and will be recorded as interest expense (see Note 11). Upon the completion of the planned initial public offering, the Founders' Note will be satisfied through the issuance of shares of Common Stock at the initial offering price, regardless of whether the defined earnings level is met.


     The Series A Preferred has 1,000,000 shares outstanding, a face amount of $1,000,000 and requires a dividend of 6% per year, payable quarterly. The Series A Preferred has no voting rights and is senior to the Series B Preferred upon liquidation. The holders of the Series A Preferred may require the Company to redeem their shares in two equal installments on May 24, 2003 and 2004, subject to acceleration upon the occurrence of certain defined events. The redemption price is $1,000,000 plus unpaid dividends.

SALE OF PREFERRED AND COMMON STOCK

     On May 24, 1996, the Company issued Preferred and Common Stock for $9,500,000 to the Investors, as follows:

    Series B Preferred Stock.................................................  $3,783,059
    Class A Voting Common Stock..............................................   3,278,666
    Class B Non-Voting Common Stock..........................................   2,438,275
                                                                               ----------
                                                                               $9,500,000
                                                                               ==========

     The Company issued 6,500,000 shares of Series B Preferred for an aggregate of $6,500,000 or $1.00 per share. The Series B Preferred requires a dividend of 8% per year, payable quarterly. The face amount of the Series B Preferred has been discounted at the estimated market dividend rate of 15% and the discount of

                             RMH TELESERVICES, INC.

$2,716,941 is being amortized over the expected term. Due to the discount applied to the face amount of the Series B Preferred, its value for accounting purposes is $.58 per share. The Series B Preferred has no voting rights, is senior to the Common Stock upon liquidation and has a liquidation value of $6,500,000 plus unpaid dividends. The holders of the Series B Preferred may require the Company to redeem their shares on May 24, 2004, subject to acceleration upon the occurrence of certain defined events, including an initial public offering. The redemption price is $6,500,000 plus unpaid dividends.

     The Company issued 1,720,427 shares of Class A Common and 1,279,573 shares of Class B Common for an aggregate of $3,000,000 or $1.00 per share. The Common Stock was valued at $1.91 per share based on the relative estimated fair values of the Series B Preferred and Class A and B Common Stock issued to the Investors. While the Class B Common shares are non-voting, they can be converted into an equal number of Class A Common shares upon the earlier of an initial public offering or May 24, 2001.

4.  BANK DEBT:

     The Company had available lines of credit with a bank of $2,600,000 as of September 30, 1995, with interest ranging from the prime rate plus 1/2% to 1%. The average interest rate on outstanding borrowings was 7.75%, 8.17% and 9.60% for the years ended September 30, 1993, 1994 and 1995, respectively, and was 9.08% through May 24, 1996. The highest outstanding borrowings during fiscal 1995 were $1,575,000 and through May 24, 1996 were $1,475,000. All amounts outstanding under the lines of credit were repaid on May 24, 1996 with the proceeds from a credit facility with a new bank.

     On May 24, 1996, the Company and its shareholders entered into an agreement with a bank (the Credit Agreement), which provides the Company with a $14,000,000 term loan (the Term Loan) and $6,000,000 in revolving credit loans (the Revolver). On May 24, 1996, the Company borrowed $11,200,000 on the Term Loan and incurred $505,630 in financing costs, which have been deferred and will be amortized over the term of the Credit Agreement. The borrowings on the Term Loan were used to fund a portion of the Common Stock redemption, to repay a bank line of credit and to buy out certain leases. The Credit Agreement requires an annual administrative fee of $15,000 and an annual commitment fee of one-half of 1% on the average unused portion of the Revolver.

     All borrowings under the Credit Agreement are collateralized by the assets of the Company and the pledge by the shareholders of their Preferred and Common Stock in the Company. The interest rate varies based on whether the borrowing is designated as a Eurodollar loan, the level of market interest rates such as the prime or LIBO rates, and the ratio of the Company's debt to earnings, as defined. At June 30, 1996, the interest rate on the Term Loan was 8.5%.

     In June 1996, the Company borrowed the final $2,800,000 on the Term Loan. The Term Loan must be repaid in 23 quarterly installments beginning at $300,000 on December 31, 1996 and increasing to $750,000 on June 30, 2002, the final payment date. The Term Loan is subject to prepayment based on excess cash flow, as defined, beginning with the twelve months ending June 30, 1997.

     Borrowings on the Revolver are limited to the lesser of $6,000,000 or 85% of eligible accounts receivable, as defined, less outstanding letters of credit which cannot exceed $1,000,000. In certain circumstances, amounts outstanding under the Revolver can be converted to term loans. The Revolver expires on May 24, 2001.

     The Company is subject to certain covenants described in the Credit Agreement. Such covenants, among other things, restrict the Company's ability to incur debt, pay dividends, or make capital expenditures and acquisitions. The Company is also subject to a number of restrictive financial covenants, which include ratios related to debt service, total debt to earnings and interest coverage, as defined.

                             RMH TELESERVICES, INC.

     In connection with the Credit Agreement, the bank received a warrant to purchase 236,842 shares of Class B Common for $.01 per share. The warrant expires on May 31, 2006 and is exercisable upon the earlier of an initial public offering or a change in control of the Company, as defined. The number of shares which can be purchased upon exercise of the warrant is subject to reduction based on the timing of an initial public offering. If the offering is completed prior to May 24, 1997, the number of shares subject to the warrant is reduced to 142,105. The bank can require the Company to redeem the warrant prior to an initial public offering and after May 24, 2001 or upon the occurrence of certain defined events. The redemption price is equal to the appraised fair market value, as defined. For financial reporting purposes, the warrant has been valued at $450,000 based on the estimated fair value of the Class B Common, and has been recorded as original issue discount on the Term Loan. This original issue discount is being amortized to interest expense over the term of the Credit Agreement.

     The Company's long-term debt is comprised of the following:

                                                             SEPTEMBER 30,
                                                         ---------------------    JUNE 30,
                                                           1994        1995         1996
                                                         ---------   ---------   -----------
    Term loan, net of unamortized discount of
      $438,499.........................................  $      --   $      --   $13,561,501
    Note payable to a bank, interest at 7.5%,
      collateralized by the assets of the Company and
      the personal guarantees of the Founders (repaid
      on May 24, 1996).................................    450,000     350,000            --
    Note payable to a bank, interest at 9.5%,
      collateralized by all assets of the Company
      (repaid on May 24, 1996).........................         --     441,667            --
    Other..............................................     30,012       5,444            --
                                                         ---------   ---------   -----------
                                                           480,012     797,111    13,561,501
    Less -- Current portion............................   (124,568)   (205,006)   (1,100,000)
                                                         ---------   ---------   -----------
                                                         $ 355,444   $ 592,105   $12,461,501
                                                         =========   =========    ==========

     Scheduled annual principal payments on the Term Loan are as follows:

                                  YEAR ENDING
                                 SEPTEMBER 30,
          ------------------------------------------------------------
             1996 (three months)......................................  $        --
             1997.....................................................    1,500,000
             1998.....................................................    1,900,000
             1999.....................................................    2,450,000
             2000.....................................................    2,900,000
             2001.....................................................    3,000,000
             2002.....................................................    2,250,000
                                                                        -----------
                                                                         14,000,000
          Less: Unamortized discount..................................     (438,499)
                                                                        -----------
                                                                        $13,561,501
                                                                         ==========

                             RMH TELESERVICES, INC.

5.  ACCRUED EXPENSES:

                                                           SEPTEMBER 30,
                                                      -----------------------      JUNE 30,
                                                        1994          1995           1996
                                                      --------     ----------     ----------
    Payroll and related benefits....................  $484,645     $  751,315     $  545,387
    Telecommunications expense......................    88,042        393,480        705,579
    Income taxes....................................        --             --        141,461
    Preferred Stock dividends payable in cash.......        --             --         55,769
    Other...........................................    41,116         61,431        282,907
                                                      --------     ----------     ----------
                                                      $613,803     $1,206,226     $1,731,103
                                                      ========     ==========     ==========

6.  CAPITALIZED LEASE OBLIGATIONS:

     The Company has various capitalized lease obligations payable to several finance companies. The obligations mature between 1996 and 2000 and are collateralized by computer and other equipment with an aggregate cost of $2,530,685 as of June 30, 1996.

     Minimum future lease payments and imputed interest on the obligations under the capital leases, together with the present value of the net minimum lease payments as of June 30, 1996, are as follows:

                            YEARS ENDING SEPTEMBER 30,
          ---------------------------------------------------------------
             1996 (3 months).............................................  $ 16,958
             1997........................................................    48,888
             1998........................................................     2,998
                                                                           --------
          Total minimum lease payments...................................    68,844
          Less --  Imputed interest......................................    (5,180)
                                                                           --------
          Present value of net minimum lease payments....................    63,664
          Less --  Current portion.......................................   (55,528)
                                                                           --------
                                                                           $  8,136
                                                                           ========

7.  LOANS PAYABLE TO FOUNDERS:

     The Founders have made long-term unsecured loans to the Company. There have been no repayment terms established on these loans which are subordinated to bank debt and bear interest at a variable rate (6.5% as of June 30, 1996). These loans will be repaid in connection with the payment of the final redemption price adjustment in August 1996 and, therefore, have been included along with the $936,411 of cash received by the Company but not remitted to the Founders (see Note 3), as payables to Founders in the accompanying balance sheet as of June 30, 1996.

8.  INCOME TAXES:

     As a result of the sale of Preferred and Common Stock, the Company's S Corporation status was terminated on May 24, 1996, and a net deferred income tax liability of $241,500 was recorded as additional income tax expense on that date. The income tax provision for the nine months ended June 30, 1996 reflects the deferred tax provision of $241,500 and a tax provision on the pre-tax income earned from May 24, 1996 through June 30, 1996.

                             RMH TELESERVICES, INC.

     The net deferred income tax liability represents the tax effect of the cumulative differences between the financial reporting and income tax bases of certain assets and liabilities, as follows:

                                                            SEPTEMBER 30,
                                                        ---------------------     JUNE 30,
                                                          1994         1995         1996
                                                        --------     --------     ---------
    Current deferred income tax asset (liability):
      Cash basis of accounting........................  $(40,000)    $(61,000)    $  28,500
                                                        --------     --------     ---------
    Noncurrent deferred income tax asset (liability):
      Cash basis of accounting........................        --           --        85,500
      Depreciation of property and equipment..........        --           --      (416,500)
      Difference in basis of Founders' Note (see Note
         3)...........................................        --           --      (476,831)
                                                        --------     --------     ---------
                                                              --           --      (807,831)
                                                        --------     --------     ---------
    Net deferred income tax liability.................  $(40,000)    $(61,000)    $(779,331)
                                                        ========     ========     =========

     For informational purposes, the accompanying statements of operations for the year ended September 30, 1995 and the nine months ended June 30, 1996 include an unaudited pro forma adjustment for the income taxes which would have been recorded if the Company had not been an S Corporation, based on the tax laws in effect during the respective periods. The income tax provision was recorded at an effective rate of 40.5%, which consists of the federal statutory rate of 34.0% plus state income taxes, net of federal tax benefit, of 6.5%.

9.  COMMITMENTS AND CONTINGENCIES:

     The Company leases its offices and communications and computer equipment under noncancellable operating leases which expire through 2001. The rental payments for fiscal 1993, 1994 and 1995 and the nine months ended June 30, 1996, were approximately $562,000, $753,000, $911,000 and $747,000, respectively.

     Aggregate minimum rental payments under the noncancellable operating leases at June 30, 1996 are as follows:

                           YEARS ENDING SEPTEMBER 30,
          -------------------------------------------------------------
             1996 (3 months)...........................................  $  260,655
             1997......................................................     988,473
             1998......................................................     635,959
             1999......................................................     272,298
             2000......................................................     106,994
             2001......................................................      51,072
                                                                         ----------
                                                                         $2,315,451
                                                                         ==========

     The Company enters into agreements with its telephone long distance carriers which currently range from one to three years, which provide for, among other things, annual minimum purchases and termination penalties. The annual minimum purchases under such agreements total approximately $1,377,000.

     The Founders have entered into employment contracts which expire on May 31, 1999. The contracts require an annual base compensation of $200,000 per employee subject to an annual inflation adjustment, plus a discretionary annual bonus not expected to exceed 20% of base compensation. In addition, each employee will receive a bonus of $3,000,000 if an initial public offering occurs by November 24, 1996, or if an initial public offering occurs between November 24, 1996 and January 24, 2001, an amount equal to $3,000,000 less $60,000 for each month from November 24, 1996 through the date of the initial public offering.

                             RMH TELESERVICES, INC.

     The Company has entered into an agreement with one of the Investors which requires the payment of an annual management fee of $100,000, payable quarterly. The management agreement will be terminated upon completion of the planned initial public offering. Beginning at that time, the Investors will provide consulting services to the Company pursuant to a consulting agreement and will receive annual fees of $50,000. The consulting agreement expires on May 24, 2001.

     On May 24, 1996, the shareholders of the Company entered into an agreement which, among other things, imposes certain restrictions on the transfer and sale of Preferred and Common Stock, requires the approval of the shareholders for certain major changes and transactions and designates the composition of the Board of Directors. The Founders, who at June 30, 1996 owned 1,500,000 shares of Class A Common, have the right to require the Company to purchase their shares beginning on May 24, 2002, at appraised fair market value, as defined. Based on the value per share for accounting purposes of the Class A Common, the redeemable shares have been valued at $2,865,000 and classified outside of shareholders' equity. Upon completion of the planned initial public offering, the right to require the Company to purchase these shares will expire.

     From time to time, the Company is involved in certain legal actions arising in the ordinary course of business. In management's opinion, the outcome of such actions will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

10.  PROFIT SHARING PLAN:

     In fiscal 1995, the Company adopted a defined contribution savings plan available to substantially all employees under Section 401(k) of the Internal Revenue Code. Employee contributions are generally limited to 15% of compensation. On an annual basis, the Company may match a portion of the participating employee's contribution. The Company's contributions were $8,317 in fiscal 1995 and $15,961 for the nine months ended June 30, 1996. Employees are fully vested in their contributions, while vesting for the Company's contributions occurs ratably over seven years beginning in year three.

11.  PRO FORMA AND PRO FORMA AS ADJUSTED BALANCE SHEETS:

     In connection with the Company's proposed initial public offering of 2,800,000 shares of Common Stock, certain transactions are expected to occur which have been reflected in the Pro Forma balance sheet.

           (i) the Founders' Note of $4,000,000 and the Series A Preferred of $1,000,000 will be exchanged for 400,000 shares of Common Stock assuming an initial public offering price of $12.50 per share, and the accrued dividends of $5,769 on the Series A Preferred will be paid;

           (ii) the redeemable warrant of $450,000 and Redeemable Class A Common Stock of $2,865,000 will no longer be subject to redemption by the holders;

          (iii) the outstanding shares of Class B Common will be converted into Class A Voting Common (and the division of Common Stock into two classes will be eliminated); and

          (iv) the voting agreement entered into by the Founders and the majority investor will become effective. Pursuant to this voting agreement, one of the Investors, on the one hand, and the Founders, on the other, agree to vote for two nominees of the other to the Company's Board of Directors. Each party's rights under the voting agreement terminate when such party's ownership of Common Stock becomes less than 25% of such ownership immediately after completion of the offering.

                             RMH TELESERVICES, INC.

     The Pro Forma As Adjusted balance sheet reflects the above transactions and the following additional transactions:

           (i) the net proceeds from the offering are estimated at $31,650,000, based on an assumed initial public offering price of $12.50 per share and after deducting the estimated underwriting discounts and commissions and offering expenses;

           (ii) the Term Loan of $14,000,000 will be repaid;

          (iii) the Series B Preferred will be redeemed for $6,500,000 plus accrued dividends of $50,000; and

          (iv) a combined $6,000,000 bonus will be paid to two officers pursuant to their employment agreements.


     The accompanying Pro Forma As Adjusted balance sheet reflects the above transactions as if they had occurred on June 30, 1996. The increase in cash of $5,094,231 consists of net proceeds from the offering of $31,650,000 less cash used to repay the term loan ($14,000,000), redeem the Series B Preferred and pay dividends ($6,550,000), pay the bonus to two officers ($6,000,000) and pay Series A Preferred dividends ($5,769). The increase in shareholders' equity of $31,189,924 consists of the net proceeds from the offering of $31,650,000 plus elimination of the redemption provision of the Class A Common Stock ($2,865,000) and Redeemable Warrant ($450,000), conversion of the Founders' Note ($3,200,000 estimated fair value of Common Stock issuable upon conversion) and Series A Preferred ($529,106 carrying value) into Class A Common Stock and the change in net deferred income taxes ($1,187,391) resulting from the transactions, less the bonus to be paid to two officers net of the income tax benefit ($3,900,000), the interest charges on the Founders' Note ($1,163,788, of which $1,000,000 represents the additional interest cost resulting from the increase in the face value of the Founders' Note -- see Note 3), the extraordinary charge resulting from the early extinguishment of the Term Loan ($937,184) and the redemption of the Series B Preferred ($2,690,601 difference in carrying value versus redemption value).



     As a result of the above transactions, the Company will record certain pre-tax charges of $8.2 million in the quarter in which the offering is completed, consisting of the special bonuses of $6.0 million, interest expense on the Founders' Note of $1.2 million and an extraordinary charge of $1.0 million resulting from the early extinguishment of the Term Loan.

                        INSIDE BACK COVER OF PROSPECTUS

     [THE PICTURE TO BE INSERTED SHOWS THE EXTERIOR FACADE OF THE COMPANY'S
              CORPORATE HEADQUARTERS IN BRYN MAWR, PENNSYLVANIA.]

- ------------------------------------------------------
- ------------------------------------------------------

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary.....................     3
Risk Factors...........................     6
Use of Proceeds........................    11
Dividend Policy........................    11
Capitalization.........................    12
Dilution...............................    13
Selected Financial Information.........    14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................    15
Business...............................    20
Management.............................    28
Principal Shareholders.................    32
Certain Transactions...................    33
Description of Capital Stock...........    35
Shares Eligible for Future Sale........    37
Underwriting...........................    38
Legal Matters..........................    39
Experts................................    39
Information Concerning Independent
  Public Accountants...................    39
Additional Information.................    39
Index to Financial Statements..........   F-1

Until           , 1996 (25 days after the commencement of the offering), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                                2,800,000 SHARES

                             RMH TELESERVICES, INC.

                                  COMMON STOCK

                                      LOGO
                                  ------------

                                   PROSPECTUS

                                        , 1996

                                  ------------
                               SMITH BARNEY INC.

                               HAMBRECHT & QUIST
- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth expenses in connection with the issuance and distribution of the securities being registered, all of which are being borne by the Registrant.

Securities and Exchange Commission registration fee...............................  $ 14,990
National Association of Securities Dealers, Inc. fee..............................     4,847
Nasdaq National Market fee........................................................    36,750
Printing and engraving expenses...................................................   125,000*
Accountants' fees and expenses....................................................   425,000*
Legal fees and expenses...........................................................   200,000*
Blue Sky and NASD-related legal fees and expenses.................................    20,000*
Transfer agent's fees and expenses................................................     5,000*
Director's and officer's insurance................................................    50,000*
Miscellaneous.....................................................................    18,413*
                                                                                    --------
          Total...................................................................  $900,000*
                                                                                    ========

- ---------------

* Estimated

     The foregoing, except for the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. fee, and the Nasdaq National Market fee are estimates.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Sections 1741 through 1750 of Subchapter C, Chapter 17, of the PBCL contain provisions for mandatory and discretionary indemnification of a corporation's directors, officers and other personnel, and related matters.

     Under Section 1741, subject to certain limitations, a corporation has the power to indemnify directors and officers under certain prescribed circumstances against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action or proceeding, whether civil, criminal, administrative or investigative (other than derivative actions), to which any of them is a party or is threatened to be made a party by reason of his being a representative, director or officer of the corporation or serving at the request of the corporation as a representative, director or officer of the corporation, partnership, joint venture, trust or other enterprise, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 1742 permits indemnification in derivative actions if the appropriate standard of contact is met, except in respect of any claim, issue or matter as to which the person has been adjudged to be liable to the corporation unless and only to the extent that the proper court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

     Under Section 1743, indemnification is mandatory to the extent that the officer or director has been successful on the merits or otherwise in defense of any action or proceeding referred to in Section 1741 or 1742.

     Section 1744 provides that, unless ordered by a court, any indemnification under Section 1741 or 1742 shall be made by the corporation only as authorized in the specific case upon a determination that the representative met the applicable standard of conduct, and such determination will be made by (i) the board of directors by a majority vote of a quorum of directors not parties to the action or proceeding; (ii) if a quorum is not obtainable, or if obtainable and a majority of disinterested directors so directs, by independent legal counsel; or (iii) by the shareholders.

     Section 1745 provides that expenses incurred by an officer, director, employee or agent in defending a civil or criminal action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation.

     Section 1746 provides generally that, except in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness, the indemnification and advancement of expenses provided by Subchapter 17D of the PBCL shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors of otherwise, both as to action in his official capacity and as to action in another capacity while holding that office.

     Section 1747 also grants a corporation the power to purchase and maintain insurance on behalf of any director of officer against any liability incurred by him in his capacity as officer or director, whether or not the corporation would have the power to indemnify him against the liability under Subchapter 17D of the PBCL.

     Sections 1748 and 1749 extend the indemnification and advancement of expenses provisions contained in Subchapter 17D of the PBCL to successor corporations in fundamental changes and to representatives serving as fiduciaries of employee benefit plans.

     Section 1750 provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Subchapter 17D of the PBCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representative of such person.

     The Bylaws, as amended, filed as Exhibit 3.2 hereto, provides in general that the Company shall indemnify its officers and directors to the fullest extent permitted by law.

     See Section 7(c) of the Underwriting Agreement, filed as Exhibit 1 hereto, pursuant to which the Underwriters agree to indemnify the Company, its directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     On May 24, 1996 the Company sold 1,594,112 shares of Class A Common Stock, 1,279,573 shares of Class B Common Stock and 6,226,316 shares of Series B Preferred Stock to Advanta Partners, 126,315 shares of Class A Common Stock and 273,684 shares of Series B Preferred Stock to Glengar and 1,000,000 shares of Series A Preferred Stock to the Founders. The shares issued to Advanta Partners and Glengar were sold at an aggregate cash purchase price of $9,500,000. The shares issued to the Founders were distributed in connection with the redemption of 8,500,000 shares of Class A Common Stock of the Founders. In addition, on May 24, 1996, warrants to purchase shares of Class B Common Stock exercisable at $.01 per share were issued to Chemical Bank in connection with obtaining a Credit Facility. The Company and the Founders have agreed that the Founders' Note and Series A Preferred Stock will be exchanged for 400,000 shares of Common Stock upon completion of this offering based upon an assumed initial public offering price of $12.50 per share. Advanta Partners has agreed to convert its Class B Common Stock into 1,279,573 shares of Class A Common Stock upon completion of this offering.

     These transactions were effected in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits


EXHIBIT
  NO.
- -------
  *1      --  Form of Underwriting Agreement.
   2      --  Recapitalization and Stock Purchase Agreement among the Company, Advanta Partners,
              Glengar and the Founders, dated May 24, 1996. The Schedules and Exhibits to the
              Recapitalization and Stock Purchase Agreement (the contents of which are described in the Recapitalization and Stock Purchase Agreement) are not being filed as a part of this Exhibit 2. The Company agrees to furnish supplementally a copy of any such
              Schedules and Exhibits to the Commission upon request.
   3.1    --  Articles of Incorporation of the Company, as amended.
   3.2    --  Form of Amended and Restated Bylaws of the Company.
   5      --  Opinion of Wolf, Block, Schorr and Solis-Cohen with respect to the legality of the securities being offered.
   9      --  Voting Agreement among the Founders and Advanta Partners dated as of July 2, 1996.
  10.1    --  Form of 1996 Stock Incentive Plan.
  10.2    --  Shareholders' Agreement by and among the Company, the Founders, Advanta Partners and Glengar, dated May 24, 1996.
  10.3    --  Employment Agreement by and between the Company and Raymond J. Hansell, dated May
              24, 1996.
  10.4    --  Employment Agreement by and between the Company and MarySue Lucci Hansell, dated
              May 24, 1996.
  10.5    --  Warrant for the Purchase of Class B Non-Voting Common Stock of the Company in favor of Chemical Bank.
  10.6    --  Management Fee Agreement by and between Advanta Partners and the Company, dated May
              24, 1996.
  10.7    --  Credit Agreement among the Company and Chemical Bank, as agent, and as lender, dated May 24, 1996
  10.8    --  Revolving Credit Note made by the Company in favor of Chemical Bank, as agent, and as lender, dated May 24, 1996.
  10.9    --  Term Note made by the Company in favor of Chemical Bank, as agent, and as lender, dated May 24, 1996.
  10.10   --  Security Agreement between the Company and Chemical Bank, as agent.
  10.11   --  6% Subordinated Note made by the Company, in favor of the Founders, dated May 24,
              1996.
  10.12   --  Exchange and Conversion Agreement among the Company, the Founders, Advanta Partners and Glengar dated as of July 2, 1996.
  10.13   --  Form of Consulting Agreement between the Company and Advanta Partners dated August
              20, 1996.
  10.14   --  Letter Agreement between the Company and Chemical Bank, dated as of June 28, 1996.
  10.15   --  Form of Agreement on Post-Closing Adjustments, among the Company, Advanta Partners, the Founders and Glengar dated August 20, 1996.
  11      --  Statement re Computation of Per Share Earnings.
  16      --  Letter Regarding Change in certifying accountant, dated July 2, 1996.
  21      --  Subsidiaries of the Registrant.
 *23.1    --  Consent of Arthur Andersen LLP, dated September 17, 1996.
 *23.2    --  Consent of Asher & Company, Ltd., dated September 17, 1996.
  23.3    --  Consent of Wolf, Block, Schorr and Solis-Cohen (included as part of Exhibit 5).
  23.4    --  Consent of Herbert Kurtz.
  23.5    --  Consent of David P. Madigan.
  24.1    --  Power of Attorney (included on signature page of the initial filing of this
              Registration Statement).
  24.2    --  Power of Attorney of Richard C. Altus.
  27.1    --  Financial Data Schedule for year ended September 30, 1995.
  27.2    --  Financial Data Schedule for nine months ended June 30, 1996.


- ---------------
* Filed with this amendment

     (b) Financial Statement Schedules

     All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable or the required information is given in the Financial Statements or Notes thereto, and therefore have been omitted.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 5 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bryn Mawr, Pennsylvania, on the 17th day of September, 1996.


                                          RMH TELESERVICES, INC.

                                          By:       /s/  MARYSUE LUCCI

                                            ------------------------------------
                                                       MarySue Lucci
                                                         President


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                              TITLE                     DATE
- ---------------------------------------------   ------------------------   ---------------------
                          *                     Chairman                      September 17, 1996
- ---------------------------------------------
             Anthony P. Brenner
                          *                     Vice-Chairman and Chief       September 17, 1996
- ---------------------------------------------     Executive Officer
             Raymond J. Hansell                   (principal executive
                                                  officer)
                          *                     Director, President and       September 17, 1996
- ---------------------------------------------     Chief Operating
                MarySue Lucci                     Officer
                          *                     Chief Financial Officer       September 17, 1996
- ---------------------------------------------     (principal financial
              Richard C. Altus                    and accounting
                                                  officer)
        /s/        MITCHELL L. HOLLIN           Director                      September 17, 1996
- ---------------------------------------------
             Mitchell L. Hollin
                          *                     Director                      September 17, 1996
- ---------------------------------------------
                Derek Lubner


*By:    /s/  MITCHELL L. HOLLIN

     ---------------------------------
            Mitchell L. Hollin
             Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
  NO.
- -------
  *1      --  Form of Underwriting Agreement.
   2      --  Recapitalization and Stock Purchase Agreement among the Company, Advanta Partners,
              Glengar and the Founders, dated May 24, 1996. The Schedules and Exhibits to the
              Recapitalization and Stock Purchase Agreement (the contents of which are described in the Recapitalization and Stock Purchase Agreement) are not being filed as a part of this Exhibit 2. The Company agrees to furnish supplementally a copy of any such
              Schedules and Exhibits to the Commission upon request.
   3.1    --  Articles of Incorporation of the Company, as amended.
   3.2    --  Form of Amended and Restated Bylaws of the Company.
   5      --  Opinion of Wolf, Block, Schorr and Solis-Cohen with respect to the legality of the securities being offered.
   9      --  Voting Agreement among the Founders and Advanta Partners dated as of July 2, 1996.
  10.1    --  Form of 1996 Stock Incentive Plan.
  10.2    --  Shareholders' Agreement by and among the Company, the Founders, Advanta Partners and Glengar, dated May 24, 1996.
  10.3    --  Employment Agreement by and between the Company and Raymond J. Hansell, dated May
              24, 1996.
  10.4    --  Employment Agreement by and between the Company and MarySue Lucci Hansell, dated
              May 24, 1996.
  10.5    --  Warrant for the Purchase of Class B Non-Voting Common Stock of the Company in favor of Chemical Bank.
  10.6    --  Management Fee Agreement by and between Advanta Partners and the Company, dated May
              24, 1996.
  10.7    --  Credit Agreement among the Company and Chemical Bank, as agent, and as lender, dated May 24, 1996
  10.8    --  Revolving Credit Note made by the Company in favor of Chemical Bank, as agent, and as lender, dated May 24, 1996.
  10.9    --  Term Note made by the Company in favor of Chemical Bank, as agent, and as lender, dated May 24, 1996.
  10.10   --  Security Agreement between the Company and Chemical Bank, as agent.
  10.11   --  6% Subordinated Note made by the Company, in favor of the Founders, dated May 24,
              1996.
  10.12   --  Exchange and Conversion Agreement among the Company, the Founders, Advanta Partners and Glengar dated as of July 2, 1996.
  10.13   --  Form of Consulting Agreement between the Company and Advanta Partners dated August
              20, 1996.
  10.14   --  Letter Agreement between the Company and Chemical Bank, dated as of June 28, 1996.
  10.15   --  Form of Agreement on Post-Closing Adjustments, among the Company, Advanta Partners, the Founders and Glengar dated August 20, 1996.
  11      --  Statement re Computation of Per Share Earnings.
  16      --  Letter Regarding Change in certifying accountant, dated July 2, 1996.
  21      --  Subsidiaries of the Registrant.
 *23.1    --  Consent of Arthur Andersen LLP, dated September 17, 1996.
 *23.2    --  Consent of Asher & Company, Ltd., dated September 17, 1996.
  23.3    --  Consent of Wolf, Block, Schorr and Solis-Cohen (included as part of Exhibit 5).
  23.4    --  Consent of Herbert Kurtz.
  23.5    --  Consent of David P. Madigan.
  24.1    --  Power of Attorney (included on signature page of the initial filing of this
              Registration Statement).
  24.2    --  Power of Attorney of Richard C. Altus.
  27.1    --  Financial Data Schedule for year ended September 30, 1995.
  27.2    --  Financial Data Schedule for nine months ended June 30, 1996.


- ---------------
* Filed with this amendment